                                                                   EXHIBIT 99(a)

MANAGEMENT'S DISCUSSION AND ANALYSIS

The Company has entered into several significant transactions during the last two years, which have realigned the Company's assets and have impacted or will impact the comparability of its financial statements.

SALE OF TROPICANA: On August 25, 1998, the Company completed the sale of Tropicana Products, Inc. and the Company's global juice business ("Tropicana") for cash proceeds of approximately $3.3 billion. As a result of this transaction, the Company's Consolidated Financial Statements and Management's Discussion and Analysis report the results of Tropicana as discontinued operations for all periods presented.

ACQUISITION OF POLYGRAM: On June 22, 1998, the Company announced that it had signed definitive agreements with Koninklijke Philips Electronics N.V. ("Philips") and PolyGram N.V. ("PolyGram") to acquire PolyGram in a transaction valued at approximately $10.4 billion. The agreements call for the Company to pay $8.4 billion in cash and to issue a maximum of approximately 47.9 million common shares (12 percent of outstanding common shares after the transaction). The acquisition, which is subject to the receipt of certain regulatory approvals, is expected to close during the second quarter of the Company's fiscal year ending June 30, 1999.

PURCHASE OF USA NETWORKS AND COMBINATION WITH USA NETWORKS, INC.: On October 21, 1997, Universal Studios, Inc. ("Universal") acquired Viacom Inc.'s 50 percent interest in USA Networks, including the Sci-Fi Channel, for $1.7 billion in cash. On February 12, 1998, Universal sold its acquired 50 percent interest in USA Networks to USA Networks, Inc. ("USAi"), formerly HSN, Inc., and contributed its original 50 percent interest in USA Networks and the majority of its television assets, including substantially all of its domestic operations and 50 percent of the international operations of USA Networks, to USAi for $1.3 billion in cash and a 45.8 percent equivalent equity interest in USAi. The Company recognized a gross gain of $583 million on the transaction, before taking into consideration the effect of the USAi transaction on its remaining television assets. As a result of this transaction, which represented the Company's exit from the domestic television production and distribution business, certain remaining televisions assets were impaired and various related contractual obligations became adverse purchase commitments. The fair value of these items was determined based on expected future cash flows. The impairment losses and adverse purchase commitments arising from the USAi transaction aggregated $223 million and are reflected in the net gain of $360 million ($222 million after-tax).

SALE OF TIME WARNER SHARES: On February 5, 1998, the Company sold 15 million shares of Time Warner Inc. ("Time Warner") for pretax proceeds of $958 million. On May 27, 1998, the Company sold its remaining 11.8 million shares of Time Warner common stock for pretax proceeds of $905 million. The aggregate after-tax gain on the sale of the shares in 1998 was $602 million and after-tax net proceeds were $1.5 billion. On May 28, 1997, the Company sold 30 million shares of Time Warner common stock for pretax proceeds of $1.39 billion. The Company had an after-tax gain of $100 million and after-tax net proceeds of $1.33 billion on the 1997 transaction.

SALE OF PUTNAM BERKLEY: On December 16, 1996, the Company completed the sale of The Putnam Berkley Group, Inc. ("Putnam"), the book publishing division of Universal, for $330 million in cash. The Company had a $64 million pretax gain on the sale but no after-tax gain due to the write-off of goodwill allocated to Putnam, which has no associated tax benefit.

SALE OF THE 156 MILLION DUPONT EQUITY WARRANTS: On July 24, 1996, the Company sold its 156 million equity warrants of E.I. du Pont de Nemours and Company ("DuPont") to DuPont for $500 million in cash. The Company had an after-tax gain of $39 million and after-tax net proceeds of $479 million.

Effective June 30, 1996, the Company changed its fiscal year-end from January 31 to June 30. The financial results for the twelve months ended June 30, 1997 represent the first full fiscal year on the new basis. The financial results for the period from February 1, 1996 to June 30, 1996 (the "Transition Period") are also included in this Report. Results for the Transition Period are not necessarily indicative of operations for a full year.

For each period presented, there is an analysis of total Company and business segment results prepared in accordance with U.S. generally accepted accounting principles ("GAAP") which includes reported revenues and operating income. The discussion also includes reported revenues and operating income for the three lines of business within the entertainment segment -- filmed entertainment, music and recreation and other.

The discussion will also include as supplemental information attributed revenues and attributed earnings before interest, taxes, depreciation and amortization ("EBITDA"). These amounts include the Company's proportionate share of the revenues and EBITDA, respectively, of its unconsolidated companies. Attributed revenues and EBITDA are non-GAAP financial metrics utilized by management and are intended solely to provide additional information to investors. The adjustment for unconsolidated companies eliminates the proportionate share of the revenues or EBITDA of the unconsolidated companies to reconcile to reported revenues or operating income.

The Company believes attributed revenues and EBITDA provide additional information for understanding the underlying business results. The Company also believes EBITDA is an appropriate measure of the Company's operating performance, given the goodwill associated with the Company's acquisitions. However, attributed revenues and EBITDA should be considered in addition to, not as a substitute for, reported revenues, operating income, net income, cash flows and other measures of financial performance in accordance with generally accepted accounting principles.

The following detailed analysis of operations should be read in conjunction with the Consolidated Financial Statements of the Company included herein.

EARNINGS SUMMARY

                                                                                          FIVE MONTHS
U.S. DOLLARS IN MILLIONS                        TWELVE MONTHS ENDED JUNE 30,             ENDED JUNE 30,
EXCEPT PER SHARE AMOUNTS                       1998         1997          1996         1996         1995
------------------------                       ----         ----          ----         ----         ----
REPORTED REVENUES                            $  9,474     $ 10,354     $  9,915     $  4,112     $  1,989
OPERATING INCOME
 Spirits and Wine                                 464          663          324          176          200
 Entertainment                                    209          194          100          (28)          27

 Corporate                                       (120)        (138)        (125)         (55)         (19)
                                             --------     --------     --------     --------     --------
OPERATING INCOME                                  553          719          299           93          208
Interest, net and other                           228          147          238           99           56
Gain on sale of Time Warner shares                926          154           --           --           --

Gain on USAi transaction                          360           --           --           --           --
Provision (benefit) for income taxes              638          331           35          (33)          54
Minority interest charge (credit)                  48           12           14           (5)           3
Equity in (Losses)/Earnings of
Unconsolidated Companies                          (45)          62           88           35           12
                                             --------     --------     --------     --------     --------
INCOME FROM CONTINUING OPERATIONS            $    880     $    445     $    100     $     67     $    107
Income from discontinued Tropicana
 operations, after tax                             66           57           42           18           10
Discontinued DuPont activities                     --           --           --           --        3,232
                                             --------     --------     --------     --------     --------
NET INCOME                                   $    946     $    502     $    142     $     85     $  3,349
                                             ========     ========     ========     ========     ========
EARNINGS PER SHARE-BASIC
 Income from continuing operations           $   2.51     $   1.20     $    .26     $    .18     $    .29
 Discontinued Tropicana operations, after
  tax                                             .19          .16          .11          .05          .03
 Discontinued DuPont activities, after
  tax                                              --           --           --           --         8.67
                                             --------     --------     --------     --------     --------
 NET INCOME                                  $   2.70     $   1.36     $    .37     $    .23     $   8.99
                                             ========     ========     ========     ========     ========
EARNINGS PER SHARE-DILUTED
 Income from continuing operations           $   2.49     $   1.20     $    .26     $    .18     $    .29
 Discontinued Tropicana operations, after
  tax                                             .19          .15          .11          .05          .03
 Discontinued DuPont activities, after
  tax                                              --           --           --           --         8.60
                                             --------     --------     --------     --------     --------
 NET INCOME                                  $   2.68     $   1.35     $    .37     $    .23     $   8.92
                                             ========     ========     ========     ========     ========
 Net Cash (used for) provided by
operating activities                         $   (241)    $    664     $    676     $    315     $   (201)
 Net Cash provided by (used for)
investing activities                         $    699     $  1,708         (811)    $   (591)    $  2,127
 Net Cash provided by (used for)
financing activities                         $    159     $ (2,175)    $    240     $    449     $ (1,531)
SUPPLEMENTAL INFORMATION:
 Attributed Revenues                         $ 11,196     $ 11,763     $ 11,294     $  4,779     $  2,270
 EBITDA                                         1,302        1,413        1,022          440          331

------------------

Note: The Company's reported financial results for the five-month periods ended
      June 30, 1996 and 1995 include six months of Universal (from January 1, 1996 to June 30, 1996) and one month of Universal (from the acquisition date of June 5, 1995 to June 30, 1995), respectively.



RESULTS OF OPERATIONS

FISCAL YEAR ENDED JUNE 30, 1998 VS. FISCAL YEAR ENDED JUNE 30, 1997 The Company's results in 1998 were severely impacted by the economic and currency crises in Asia, which hampered business performance and resulted in a $60 million charge to spirits and wine operations in the second quarter of the fiscal year. Reported revenues of $9.5 billion declined from $10.4 billion last year. Excluding the unfavorable impact of foreign exchange and the contribution of Putnam from last year, reported revenues declined five percent year-on-year.

Operating income was $553 million, after the charge for Asia, substantially below the prior year which included a $64 million pretax gain on the sale of Putnam. Excluding the charge for Asia this year and the contribution from Putnam last year, operating income declined three percent year-on-year reflecting the decline in spirits and wine operations and higher depreciation and amortization expense. Spirits and wine operating income declined 21 percent, before the charge for Asia. Entertainment operating income was almost double last year, excluding the contribution of Putnam. Entertainment operating income for the fiscal year ended June 30, 1998 includes $94 million of income from USA Networks for the period from October 21, 1997 to February 12, 1998 when the Company owned 100 percent of USA Networks. The incremental depreciation and amortization principally results from higher goodwill amortization from October to February related to the acquisition of the remaining 50 percent of USA Networks. Corporate expenses decreased from $138 million to $120 million largely due to reduced expenses associated with the Company's ongoing reengineering programs.

Attributed revenues of $11.2 billion declined from $11.8 billion last year. Excluding the unfavorable impact of foreign exchange and the contribution of Putnam from last year, attributed revenues declined two percent year-on-year. EBITDA was $1.3 billion compared with $1.4 billion last year. Excluding the charge for Asia this year and the contribution of Putnam last year, EBITDA decreased two percent. Spirits and wine EBITDA declined 20 percent, before the charge for Asia. Entertainment EBITDA was 24 percent above last year, excluding the contribution of Putnam.

During the fiscal year ended June 30, 1998, the Company recognized pre-tax gains on the USAi transaction ($360 million) and the sale of the remaining Time Warner shares ($926 million). During the fiscal year ended June 30, 1997, the Company had a pretax gain of $154 million on the sale of Time Warner shares.

In the fiscal year ended June 30, 1998, interest, net and other included net interest expense of $255 million which was partially offset by $27 million of dividend income from Time Warner and DuPont. In the fiscal year ended June 30, 1997, net interest expense of $247 million was offset by the pretax gain on the sale of the DuPont warrants ($60 million) and $40 million of dividend income from Time Warner and DuPont. The net interest expense increase largely reflects a higher average debt balance, which is due to the funding of the Company's purchase of the incremental 50 percent interest in USA Networks on October 21, 1997 and share repurchases pursuant to the Company's ongoing share repurchase program, partially offset by the repayment of debt with the proceeds from the USAi transaction and the sales of the Time Warner shares.

The underlying effective income tax rate for continuing operations (excluding one-time items) for the fiscal year ended June 30, 1998 was 48 percent compared with 43 percent in the prior fiscal year. The increase in the effective tax rate results from reduced earnings in relatively low tax jurisdictions in Asia. The income tax provision in fiscal 1998 also includes $138 million of taxes on the gain on the USAi transaction, $324 million of taxes on the gain on the sale of the remaining Time Warner shares and a $10 million benefit on the charge for spirits and wine operations in Asia. The income tax provision in fiscal 1997 also included $21 million of taxes on the gain on the sale of the DuPont warrants, $64 million of taxes on the gain on the sale of Putnam and $54 million of taxes on the gain on the sale of Time Warner shares. The effective income tax rate, including the one-time items, was 40 percent in fiscal 1998 compared with 46 percent in the prior year.

The minority interest charge in fiscal year 1998 includes $35 million associated with the gain on the USAi transaction.

The equity in (losses)/earnings of unconsolidated companies declined from earnings of $62 million to a loss of $45 million primarily due to the impact of the USA Networks transactions, lower contributions from Cineplex/Odeon and our spirits and wine joint venture affiliates in Asia and higher amortization related to certain equity investments.

Income from continuing operations was $880 million or $2.51 per basic share and $2.49 per share on a diluted basis in the fiscal year ended June 30, 1998, compared with $445 million or $1.20 per share (basic and diluted) in the prior fiscal year. Excluding the gain on the USAi transaction (after taxes and minority interest), the after-tax gain on the sales of Time Warner shares, and the after-tax charge for spirits and wine operations in Asia, income from continuing operations in fiscal year 1998 was $141 million or $0.40 per share (basic and diluted). In the fiscal year ended June 30, 1997, excluding the after-tax gains on the sales of the DuPont warrants and Time Warner shares, income from continuing operations was $306 million or $0.82 per share (basic and diluted).

Income from discontinued Tropicana operations, after tax, was $66 million or $0.19 per share (basic and diluted) in the fiscal year ended June 30, 1998, compared with $57 million or $0.16 per basic share and $0.15 per share on a diluted basis in the prior fiscal year. Reported revenues from discontinued operations were $2.0 billion in the fiscal year ended June 30, 1998 and $1.9 billion in the prior fiscal year. Operating income was $169 million in the fiscal year ended June 30, 1998 and $152 million in the prior fiscal year. Results of discontinued operations include allocations of consolidated interest expense totaling $39 million and $41 million in the fiscal years ended June 30, 1998 and 1997, respectively. The allocations were based on the ratio of net assets of discontinued operations to consolidated net assets.

Net income including discontinued operations was $946 million or $2.70 per basic share and $2.68 per diluted share in the fiscal year ended June 30, 1998, compared with $502 million or $1.36 per basic share and $1.35 per diluted share in the prior fiscal year.

SPIRITS AND WINE

                                                                                FIVE MONTHS
                                          TWELVE MONTHS ENDED JUNE 30,         ENDED JUNE 30,
U.S. DOLLARS IN MILLIONS                  1998        1997        1996        1996        1995
------------------------                  ----        ----        ----        ----        ----
REPORTED REVENUES*                      $ 4,525     $ 4,870     $ 4,905     $ 1,805     $ 1,697
                                        -------     -------     -------     -------     -------

Operating Income before charges         $   524     $   663     $   598     $   176     $   200
Charge for Asia                             (60)         --          --          --          --
Reengineering charge                         --          --        (274)         --          --
                                        -------     -------     -------     -------     -------
OPERATING INCOME                        $   464     $   663     $   324     $   176     $   200
                                        -------     -------     -------     -------     -------

Equity in earnings of unconsolidated
companies                               $     1     $    14     $    14     $     6     $     7

SUPPLEMENTAL INFORMATION:
 Attributed Revenues                    $ 4,757       5,249     $ 5,343     $ 2,007     $ 1,904
 Adjustment for unconsolidated
   companies                               (232)       (379)       (438)       (202)       (207)
                                        -------     -------     -------     -------     -------
 Reported Revenues                      $ 4,525     $ 4,870     $ 4,905     $ 1,805     $ 1,697

 EBITDA                                 $   590     $   810     $   472     $   244     $   265

 Adjustment for unconsolidated
 companies                                   (7)        (24)        (24)        (11)        (10)

 Depreciation and amortization             (119)       (123)       (124)        (57)        (55)
                                        -------     -------     -------     -------     -------
 Operating Income                       $   464     $   663     $   324     $   176     $   200

------------------

*Reported revenues include excise taxes of $754 million, $793 million, and $766 million in the twelve months ended June 30, 1998, 1997 and 1996, respectively and $288 million and $311 million in the five month periods ended June 30, 1996 and 1995, respectively.



SPIRITS AND WINE

As a result of the sale of Tropicana, the results of The Seagram Beverage Company, which were formerly included in the results of the Tropicana Beverage Group, are now reported in the spirits and wine segment for all periods presented. The Seagram Beverage Company produces and markets coolers, beers and mixers in the United States. The results of The Seagram Beverage Company are not material to the total spirits and wine segment.

Spirits and wine revenues were adversely affected by difficult market conditions in Asia Pacific and the impact of unfavorable foreign exchange. Reported revenues declined seven percent to $4.5 billion. Excluding the impact of unfavorable foreign exchange, reported revenues would have declined four percent versus last year. Operating income declined 30 percent to $464 million after the $60 million charge for Asia. Excluding the impact of unfavorable foreign exchange and the charge for Asia, operating income would have decreased 10 percent. Operating income, before the charge, as a percent of reported revenues declined from 13.6 percent to 11.6 percent reflecting the shortfall in the Asian market where predominantly higher margin products are sold.

In fiscal year 1998 cost of goods sold, before the charge, as a percent of reported revenues was unchanged at 52.7 percent. Selling, general and administrative expenses, before the charge, as a percent of reported revenues increased to 35.7 percent from 33.7 percent as reductions in overhead and brand spending did not fully compensate for the rapid revenue decline in Asia. Total brand spending declined 12 percent, or approximately three percent at constant exchange rates, primarily due to the volume shortfall. However brand equity spending rose four percent as the Company continued to invest for future growth by supporting its brands in key markets. The brand equity growth reflects an increased emphasis on the consumer and is focused behind core strategic brands in North America, particularly Crown Royal Canadian Whisky and ABSOLUT Vodka, and in Europe.

Spirits and wine case volumes (including volumes from our unconsolidated companies in Asia) decreased one percent in fiscal year 1998 as the performance of the Company's global brands was mixed. Volumes in North America were strong, in particular for Crown Royal Canadian Whisky, for which shipments grew seven percent, and Captain Morgan Rum, for which volumes increased 22 percent. ABSOLUT VODKA, which the Company distributes in major international markets, had a four percent increase in shipments. Shipments of several global brands declined due to the market conditions in Asia, including Chivas Regal Scotch Whisky, Martell Cognac and Royal Salute Scotch Whisky.

The equity in earnings of unconsolidated companies declined from $14 million to $1 million due to the impact of the situation in Asia on our joint ventures in Korea and Thailand.

Attributed revenues were nine percent weaker than last year at $4.8 billion. EBITDA decreased 27 percent to $590 million or 20 percent, before the charge for Asia, to $650 million. The $160 million EBITDA decrease, before the charge, is due to lower revenues and margins in Asia and the impact of unfavorable foreign exchange. Excluding the impact of unfavorable foreign exchange, attributed revenues would have declined five percent and EBITDA would have decreased 10 percent versus last year. The decline in revenues in Asia is due to lower shipments in order to deliberately reduce distributor inventories, particularly in Greater China, and diminished consumer demand. Margins in Asia deteriorated as demand has shifted away from imported products to less expensive locally produced spirits. EBITDA for the Americas increased nine percent, driven by North America which had higher revenues and margin increases due to improved mix and sustained price increases. EBITDA in Latin America was essentially even with last year. EBITDA for Europe & Africa declined one percent, but would have increased seven percent excluding the impact of unfavorable foreign exchange. Key growth markets in Europe included the U.K. and Spain.

In the fiscal year ended June 30, 1998, revenues and operating income generated in North America accounted for 43 percent and 65 percent of total revenues and operating income, respectively. Europe & Africa accounts for 34 percent of spirits and wine revenues and 26 percent of operating income. Reflecting the difficult market conditions this year, Asia Pacific's contribution declined to 12 percent of the total revenues and it had an operating loss. Latin America accounts for the remaining 11 percent of both revenues and operating income. (This geographic breakdown, which is used by management to measure the performance of marketing affiliates, includes unconsolidated companies, assigns sales to the region in which the purchaser is located and is before one-time charges. The geographic data contained in Note 14 of the Notes to the Consolidated Financial Statements for the fiscal year ended June 30, 1998 include the Company's other operations, and are based upon the location of the legal entity which invoices the sale.)

As a result of the economic and currency crises in Asia, the Company recorded a $60 million charge related to its operations in Asia in the second quarter of the fiscal year ended June 30, 1998. The charge was comprised of approximately $30 million for increased bad debt reserves, $15 million for severance and related costs, and the remainder for other asset write-downs. After giving effect to this charge, operating income was $464 million compared with $663 million in the prior fiscal year and EBITDA was $590 million compared with $810 million in the prior fiscal year. While the situation in Asia continues to be difficult, the Company does not presently anticipate any further material change in its spirits and wine results in fiscal year 1999 (as compared with fiscal year 1998) due to the Asian currency and economic situation.

Depreciation and amortization of assets was $96 million in fiscal year 1998 and $101 million in fiscal year 1997. Amortization of goodwill was $23 million and $22 million in the fiscal years 1998 and 1997, respectively. Spirits and wine capital expenditures were $170 million and $187 million in fiscal years 1998 and 1997, respectively. Total assets were $5,015 million at June 30, 1998.

ENTERTAINMENT

                                                                                                              SIX MONTHS
                                                                                      FIVE MONTHS               ENDED
                                        TWELVE MONTHS ENDED JUNE 30,                 ENDED JUNE 30,            JUNE 30,
U.S. DOLLARS IN MILLIONS             1998           1997            1996          1996           1995            1995
------------------------             ----           ----            ----          ----           ----            ----
REPORTED REVENUES
    Filmed Entertainment            $ 2,793        $ 3,168        $ 2,982        $ 1,400        $   140
    Music                             1,461          1,427          1,172            527             82
    Recreation and Other                695            825            856            380             70
                                    -------        -------        -------        -------        -------
Subtotal                            $ 4,949        $ 5,420        $ 5,010        $ 2,307        $   292
Gain on sale of Putnam                   --             64             --             --             --
                                    -------        -------        -------        -------        -------
REPORTED REVENUES                     4,949        $ 5,484        $ 5,010        $ 2,307        $   292
                                    -------        -------        -------        -------        -------
Operating Income (loss)
     Filmed Entertainment           $   229        $   157        $   181        $    79        $    20
    Music                               (44)           (58)          (103)           (87)             1
    Recreation and Other                 24             31             22            (20)             6
                                    -------        -------        -------        -------        -------
Subtotal                                209            130            100            (28)            27
Gain on sale of Putnam                   --             64             --             --
                                    -------        -------        -------        -------        -------
OPERATING INCOME                    $   209        $   194        $   100        $   (28)       $    27
                                    -------        -------        -------        -------        -------

Equity in (Losses)/Earnings
  of Unconsolidated Companies       $   (46)       $    48        $    74        $    29        $     5

SUPPLEMENTAL INFORMATION:
Attributed Revenues
    Filmed Entertainment            $ 3,926        $ 3,917        $ 3,671        $ 1,740        $   193        $ 1,556
    Music                             1,529          1,500          1,205            537             85            589
    Recreation and Other                984          1,097          1,075            495             88            448
                                    -------        -------        -------        -------        -------        -------
ATTRIBUTED REVENUES                 $ 6,439        $ 6,514        $ 5,951        $ 2,772        $   366        $ 2,593
Gain on sale of Putnam                   --             64             --             --             --
Adjustment for unconsolidated
  companies                          (1,490)        (1,094)          (941)          (465)           (74)
                                    -------        -------        -------        -------        -------
REPORTED REVENUES                   $ 4,949        $ 5,484        $ 5,010        $ 2,307        $   292
EBITDA
    Filmed Entertainment            $   463        $   373        $   379        $   176        $    37        $    89
    Music                                90             72             24            (24)            11             75
    Recreation and Other                159            158            147             44             18             75
                                    -------        -------        -------        -------        -------        -------
EBITDA                                  712            603            550            196             66        $   239
Gain on sale of Putnam                   --             64             --             --             --
Adjustment for unconsolidated
  companies                            (213)          (207)          (206)           (99)           (19)
Depreciation and amortization          (290)          (266)          (244)          (125)           (20)
                                    -------        -------        -------        -------        -------
OPERATING INCOME                    $   209        $   194        $   100        $   (28)       $    27

------------------

Note: The Company's reported financial results for the five-month periods ended June 30, 1996 and 1995 include six months of Universal (from January 1, 1996 to June 30, 1996) and one month of Universal (from the acquisition date of June 5, 1995 to June 30, 1995), respectively. Universal's results for the six months ended June 30, 1995 are provided for comparative purposes.




ENTERTAINMENT

In the fiscal year ended June 30, 1998, Universal contributed $4.9 billion to reported revenues, 10 percent less than the $5.5 billion contributed in the prior fiscal year. Operating income increased to $209 million compared with $194 million in fiscal year 1997, which included the $64 million gain on the sale of Putnam. Excluding the operating contribution of Putnam and the gain on the sale in the prior fiscal year, reported revenues decreased six percent, while operating income almost doubled. Operating income for the fiscal year ended June 30, 1998 includes $94 million of income from USA Networks for the period from October 21, 1997 to February 12, 1998 when the Company owned

100 percent of USA Networks. (Income for the period in fiscal years 1998 and 1997 when the Company owned 50 percent of USA Networks and for the period in fiscal year 1998 when the Company owned a 45.8 percent equivalent share of USAi is included in the equity earnings from unconsolidated companies below operating income.) Excluding the contribution of Putnam, operating income as a percent of reported revenues increased from 2.0 percent to 4.2 percent. Total costs, which consist primarily of production and manufacturing costs, distribution and selling expenses, artists' costs and participations, labor and amortization, as a percent of reported revenues declined from 98.0 percent to 95.8 percent in fiscal year 1998.

The equity in (losses)/earnings of unconsolidated companies declined from earnings of $48 million to a loss of $46 million primarily due to the impact of the USA Networks transactions, a lower contribution from Cineplex/Odeon and higher amortization related to certain equity investments.

Filmed Entertainment In fiscal year 1998, reported revenues decreased 12 percent. The motion picture group revenues, which accounted for approximately two-thirds of the $2.8 billion of reported revenues, declined substantially due to the disappointing box office performance of releases in fiscal year 1998, including A Simple Wish, Primary Colors and Mercury Rising.

Operating income increased to $229 million which included $94 million of income from USA Networks for the period when the Company owned 100 percent of USA Networks. Operating income as a percent of reported revenues increased from 5.0 percent to 8.2 percent. Total costs, which consist primarily of production and manufacturing costs, distribution and selling expenses, participation costs and amortization, as a percent of reported revenues declined from 95.0 percent to
91.8 percent. The increase in operating income as a percent of reported revenues and the decrease in total costs as a percent of reported revenues reflects higher film library sales at improved margins and a one-time charge associated with the termination of The Bubble Factory production deal in the prior year.

In fiscal year 1998, attributed revenues were essentially even with the prior year. As a result of the USA Networks and USAi transactions, fiscal year 1998 attributed revenues and EBITDA include 50 percent of USA Networks from July 1, 1997 to October 21, 1997, 100 percent of USA Networks from October 22, 1997 to February 11, 1998 and the Company's 45.8 percent equivalent share of the earnings of USAi thereafter. Attributed revenues were even with the prior period, in spite of the decline in reported revenues, because of higher attributed revenues related to the Company's investment in USAi this year versus USA Networks last year. EBITDA increased 24 percent to $463 million. EBITDA benefited from the USA Networks and USAi transactions as well as the strong performance of the USA cable networks, which had higher advertising and affiliate revenues. The television group performance improved due to the transfer of domestic television production and distribution to USAi, which resulted in lower expenses and deficits for Universal. Motion picture group operating results declined due to the box office performance of current releases, which more than offset higher library sales and profitability.

Music In fiscal year 1998, reported revenues increased two percent. Major albums in release in 1998 included those by Chumbawamba, K-Ci & JoJo, Trisha Yearwood and Smashmouth. In addition, the Company benefited from its significant investment internationally with the success of Aqua, a group from Denmark whose album Aquarium sold 8.9 million units in the 1998 fiscal year. The Company has also developed local artists including Rosana in Spain, Claudinho and Buchecha in Brazil and Molotov in Mexico.

The operating loss for music declined from $58 million to $44 million. Total costs, which consist primarily of manufacturing, distribution and selling expenses, artists' costs and amortization, as a percent of reported revenues decreased due to a better mix of releases on wholly owned labels. Attributed revenues increased two percent and EBITDA increased 25 percent to $90 million.

Recreation and Other Reported revenues for recreation and other declined 16 percent. Operating income declined to $24 million. The comparison is impacted by the sale of Putnam during fiscal year 1997. Excluding the contribution of Putnam from the prior fiscal year, reported revenues increased three percent, and operating income increased from $9 million to $24 million. Excluding the contribution of Putnam from the prior fiscal year, total costs, which consist primarily of labor, selling expenses, costs of merchandise and amortization and depreciation, as a percent of reported revenues decreased from 98.7 percent to
96.5 percent. The operating income increase is attributable to improved performance at Spencer Gifts, which benefited from new store openings and a slight increase in comparable store sales, and the Universal Studios new media group, which had strong video game sales, principally Crash Bandicoot 2.

Attributed revenues declined 10 percent but, excluding the contribution of Putnam from the prior fiscal year, rose four percent. EBITDA was essentially even at $159 million but increased 21 percent excluding the contribution of Putnam from the prior fiscal year. The EBITDA growth is primarily due to stronger results at Universal Studios Florida and improved contribution from new media ventures reflecting the success of the Crash Bandicoot 2 video game. At Universal Studios Florida, a 50 percent-owned joint venture, per capita spending rose three percent, largely due to an increase in the price of admission. Paid attendance declined two percent. However, total turnstile attendance rose nine percent, driven by a promotion for second-day-free admission. The promotion resulted in higher revenues and margins at the theme park. EBITDA at Universal Studios Hollywood was lower as a 13 percent decline in paid attendance more than offset a three percent increase in per capita spending. The attendance shortfall was caused by the impact of El Nino, as well as difficult comparisons with the prior year which benefited from the opening of Jurassic Park-The Ride in June 1996.

ENTERTAINMENT CAPITAL EXPENDITURES

                                                                     FIVE MONTHS
                                                                       ENDED
                                 TWELVE MONTHS ENDED JUNE 30,         JUNE 30,
U.S. DOLLARS IN MILLIONS      1998          1997          1996          1996
------------------------      ----          ----          ----          ----
Filmed Entertainment          $ 94          $ 44          $ 52          $ 33
Music                           31            47            37            24
Recreation and Other           115           115           180            79
                              ----          ----          ----          ----
                              $240          $206          $269          $136

------------------

Note: Capital expenditures for the five-month period ended June 30, 1996 include six months of Universal (from January 1, 1996 to June 30, 1996).



FISCAL YEAR ENDED JUNE 30, 1997 VS. COMPARABLE PERIOD ENDED JUNE 30, 1996 Reported revenues of $10.4 billion increased from $9.9 billion in the prior period. Excluding the contribution of Putnam which was sold in December 1996, reported revenues increased five percent year-on-year.

Operating income, including a $64 million pretax gain on the sale of Putnam, was $719 million, up substantially from the prior year which included the $274 million pretax reengineering charge for spirits and wine operations. Excluding the contribution of Putnam from both years and the reengineering charge last year, operating income rose 16 percent year-on-year reflecting the growth in operations which was partially offset by higher depreciation and amortization and higher corporate expenses. Spirits and wine operating income, excluding the reengineering charge in the prior period, was 11 percent higher and entertainment operating income, excluding the contribution of Putnam, was 48 percent above the prior year. The incremental depreciation and amortization principally resulted from higher goodwill amortization related to the Interscope Records and Multimedia Entertainment acquisitions. The increase in corporate expenses to $138 million is largely due to the increase in the market value of the Company's shares during the fiscal year ended June 30, 1997 which resulted in the recognition of additional expenses, as the expense associated with certain stock-based compensation is marked-to-market each period. During fiscal year 1997 the stock price rose from $33.625 at June 30, 1996 to $40.25 at June 30 1997, while in the comparable period, the stock price declined slightly from $34.625 at June 30, 1995 to $33.625 at June 30, 1996.

Attributed revenues of $11.8 billion increased from $11.3 billion in the prior period. Excluding the contribution of Putnam, attributed revenues increased five percent year-on-year. EBITDA was $1.4 billion compared with $1.0 billion in the prior period. Excluding the contribution of Putnam and the $274 million pretax reengineering charge for spirits and wine operations in the prior period, EBITDA increased 10 percent. Spirits and wine EBITDA, excluding the reengineering charge in the prior period, was nine percent higher. Entertainment EBITDA was 13 percent above the prior period, excluding the contribution of Putnam.

During the fiscal year ended June 30, 1997 the Company recognized a pretax gain on the sale of Time Warner shares of $154 million. Interest, net and other in the fiscal year ended June 30, 1997 was net of the pretax gain on the sale of the DuPont warrants ($60 million). Net interest expense of $247 million was also partially offset by $40 million of dividend income from Time Warner and DuPont. In the twelve months ended June 30, 1996, net interest expense of $277 million was partially offset by $39 million of dividend income.

The underlying effective income tax rate for continuing operations (excluding one-time items) for the fiscal year ended June 30, 1997 was 43 percent compared with 52 percent in the comparable prior period. The income tax provision in fiscal 1997 also included $21 million of taxes on the gain on the sale of the DuPont warrants, $64 million of taxes on the gain on the sale of Putnam and $54 million of taxes on the gain on the sale of Time Warner shares. In the comparable prior period, the income tax provision included a $73 million benefit on the reengineering charge and a $67 million benefit related to a settlement with the U.S. government regarding the recognition of a capital loss on the Company's 1981 exchange of shares of Conoco Inc. for common stock of DuPont. Upon disallowance of the loss by the U.S. Tax Court in the fiscal year ended January 31, 1995, the Company had increased its income tax provision accordingly. Subsequently, in June 1996, the Company and the I.R.S. reached a settlement whereby a portion of the original loss was allowed. The $67 million tax benefit recorded in the period ended June 30, 1996 reflects that settlement.

The equity in earnings of unconsolidated companies declined from $88 million to $62 million.

Income from continuing operations was $445 million or $1.20 per share (basic and diluted) in the fiscal year ended June 30, 1997, compared with $100 million or $0.26 per share (basic and diluted) in the comparable prior period. Excluding the after-tax gains on the sales of the DuPont warrants and Time Warner shares, income from continuing operations in fiscal year 1997 was $306 million or $0.82 per share (basic and diluted). In the comparable prior period, excluding the reengineering charge and the benefit associated with the tax settlement, income from continuing operations was $234 million or $0.63 per basic share and $0.61 on a diluted basis.

Income from discontinued Tropicana operations, after tax, was $57 million or $0.16 per basic share and $0.15 per diluted share in the fiscal year ended June 30, 1997, compared with $42 million or $0.11 per share (basic and diluted) in the comparable prior period. Reported revenues from discontinued operations were $1.9 billion in the fiscal year ended June 30, 1997 and $1.8 billion in the comparable prior period. Operating income was $152 million in the fiscal year ended June 30, 1997 and $120 million in the comparable prior period. Results of discontinued operations include allocations of consolidated interest expense totaling $41 million and $38 million in the twelve months ended June 30, 1997 and 1996, respectively. The allocations were based on the ratio of net assets of discontinued operations to consolidated net assets.

Net income including discontinued operations was $502 million or $1.36 per basic share and $1.35 per diluted share in the fiscal year ended June 30, 1997, compared with $142 million or $0.37 per share (basic and diluted) in the comparable prior period.

SPIRITS AND WINE

Reported revenues declined one percent to $4.87 billion. Excluding the impact of unfavorable foreign exchange, revenues would have been essentially even with the comparable prior period. Spirits and wine case volumes (including volumes from our unconsolidated companies in Asia) decreased two percent in fiscal year 1997 as the performance of the Company's global brands was mixed. Operating income of $663 million was substantially higher than the prior period of $324 million, which included the $274 million reengineering charge. Excluding this charge from the prior year, operating income increased 11 percent. The foreign exchange impact on operating income was negligible. Operating income as a percent of reported revenues increased to 13.6 percent from 12.0 percent in the prior period excluding the reengineering charge. In fiscal year 1997 cost of goods sold as a percent of reported revenues declined to 52.7 percent from 55.5 percent in the prior year excluding the reengineering charge. Selling, general and administrative expenses as a percent of reported revenues increased to 33.7 percent from 32.5 percent in the prior year excluding the reengineering charge. The operating results were driven largely by strong North American performance and reflected benefits from reengineering and other cost saving initiatives.

The equity in earnings of unconsolidated companies were $14 million in each period.

Attributed revenues were two percent weaker than the comparable prior period at $5.2 billion. EBITDA increased nine percent to $810 million from $746 million before the reengineering charge. The $64 million EBITDA increase, before the reengineering charge in the prior period, reflected significant growth in the Americas and was driven by strong volumes in North America and improvement in key Latin American markets. EBITDA for Europe & Africa declined seven percent primarily due to the difficult conditions in the German and Italian markets. In Asia Pacific, EBITDA declined five percent.

In connection with a program to better position its spirits and wine operations to achieve its strategic growth objectives, the Company recorded a pretax charge of $274 million in the three months ended December 31, 1995. The charge related to the Company's global spirits and wine manufacturing, financial, marketing and distribution systems and includes rationalization of facilities in the U.S. and Europe and other costs related to the redesign of processes associated with the fulfillment of customer orders and the organizational structure under which the spirits and wine business operates. The components of the $274 million charge reflected approximately a $100 million provision for severance costs, $104 million for asset writedowns/impairments and $70 million for facility rationalization, including lease terminations, and other reengineering programs. Substantially all of the actions and cash outlays associated with the charge were completed by June 30, 1997 and were in accordance with the original plans contemplated by the Company.

ENTERTAINMENT

In the fiscal year ended June 30, 1997, Universal contributed $5.5 billion to reported revenues, up nine percent from the $5.0 billion contributed in the comparable prior period. Operating income, including the $64 million gain on the sale of Putnam, almost doubled to $194 million in fiscal year 1997. Excluding the operating contribution of Putnam and the gain on the sale, reported revenues and operating income increased 12 percent and 48 percent, respectively. The revenue and income growth largely resulted from an improved music contribution.

The equity in earnings of unconsolidated companies declined from $74 million to $48 million due to the impact of the Brillstein-Grey investment and start-up losses associated with Interplay and Sega GameWorks.

Filmed Entertainment In fiscal year 1997, reported revenues increased six percent. Operating income decreased 13 percent to $157 million. Operating income as a percent of reported revenues declined from 6.1 percent to 5.0 percent. Total costs as a percent of reported revenues increased from 93.9 percent to
95.0 percent. The decrease in operating income as a percent of reported revenues and the increase in total costs as a percent of reported revenues is primarily due to a one-time charge associated with the termination of The Bubble Factory production deal and to increased goodwill amortization relating to the Multimedia Entertainment acquisition. Attributed revenues increased seven percent while EBITDA declined slightly to $373 million. The motion picture group was down, despite the successful theatrical release of The Nutty Professor, Liar Liar and The Lost World: Jurassic Park, due to several disappointing releases and the charge associated with the termination of The Bubble Factory production deal. The television group's results were essentially even with the prior comparable period.

Music Reported revenues increased 22 percent. The results reflect a considerably improved chart position. Major albums in release in 1997 included those by No Doubt, Bush, BLACKstreet, The Wallflowers, Counting Crows and Nirvana. The operating loss for Music improved from a loss of $103 million to a loss of $58 million. Total costs as a percent of reported revenues decreased due to a significant increase in the revenues and profitability of new albums which was partially offset by continued expansion in international markets. Attributed revenues increased 24 percent and EBITDA tripled to $72 million.

Recreation and Other Reported revenues for recreation and other decreased four percent and operating income increased to $31 million. Excluding the contribution of Putnam from both periods, reported revenues increased 19 percent and operating income increased from a loss of $5 million to income of $9 million. Excluding the contribution of Putnam from both periods, operating income as a percent of reported revenues increased to 1.3 percent, while total costs as a percent of reported revenues declined to 98.7 percent from 100.9 percent. Attributed revenues increased two percent or over 20 percent excluding the contribution of Putnam from both periods. EBITDA increased seven percent or 22 percent excluding the contribution of Putnam from both periods. The recreation group's strong growth was driven by the successful opening of two new attractions: Jurassic Park-The Ride at Universal Studios Hollywood in June 1996, and Terminator 2: 3-D at Universal Studios Florida, its 50 percent-owned joint venture, in May 1996. Attendance and per capita spending rose at both theme parks.

TRANSITION PERIOD VS. COMPARABLE PERIOD ENDED JUNE 30, 1995 Revenues were significantly higher than the comparable prior period reflecting the timing of the closing of the Universal acquisition in June 1995. Operating income declined to $93 million in the Transition Period reflecting a substantial increase in the depreciation and amortization expense associated with the Universal acquisition. Spirits and wine operating income declined 12 percent to $176 million while Universal had an operating loss of $28 million. EBITDA increased 33 percent to $440 million in the Transition Period. Entertainment EBITDA was $196 million compared with $66 million in the prior period, which represented one month of Universal results.

Interest, net and other in the Transition Period was $99 million, $43 million higher than in the five months ended June 30, 1995. The prior period was net of $76 million of interest income largely earned from the temporary investment of the full proceeds from the DuPont redemption from April 1995 until the funding of the Universal acquisition in June 1995.

The income tax provision in the Transition Period included the $67 million benefit related to a settlement with the U.S. government regarding the 1981 exchange of shares of Conoco Inc. for common stock of DuPont. Excluding this tax benefit, the effective income tax rate was in excess of 100 percent and was significantly higher than the prior period rate of 36 percent because of the non-deductibility of the goodwill amortization associated with the Universal acquisition and lower taxable earnings.

The equity in earnings of unconsolidated companies was $35 million in the Transition Period compared to $12 million in the prior period.

Income from continuing operations was $67 million or $0.18 per share (basic and diluted) in the Transition Period. Excluding the $67 million benefit associated with the tax settlement, income from continuing operations was breakeven. In the five months ended June 30, 1995, income from continuing operations was $107 million or $0.29 per share (basic and diluted).

Income from discontinued Tropicana operations, after tax, was $18 million or $0.05 per share (basic and diluted) in the Transition Period, compared with $10 million or $0.03 per share (basic and diluted) in the five months ended June 30, 1995. Reported revenues from discontinued operations were $762 million in the Transition Period and $622 million in the five months ended June 30, 1995 comparable prior period. Operating income was $51 million in the Transition Period and $36 million in the five months ended June 30, 1995. Results of discontinued operations include allocations of consolidated interest expense totaling $15 million and $17 million in the five months ended June 30, 1996 and 1995, respectively. The allocations were based on the ratio of net assets of discontinued operations to consolidated net assets.

Due to the redemption of most of the Company's DuPont shares on April 6, 1995, the Company discontinued accounting for its investment in DuPont under the equity method effective February 1, 1995. Earnings related to the DuPont investment are presented as discontinued activities in the prior period and include a $3.2 billion after-tax gain on the redemption of the 156 million shares and $68 million of after-tax dividend income earned on such shares prior to the redemption transaction.

Net income including discontinued operations was $85 million or $0.23 per share (basic and diluted) in the Transition Period compared with $3.3 billion or $8.99 per basic share and $8.92 per diluted share for the five-month period ended June 30, 1995.

SPIRITS AND WINE

In the Transition Period, spirits and wine reported revenues grew six percent to $1.8 billion largely driven by improvement in Europe. In the Transition Period, operating income declined 12 percent to $176 million. Operating income as a percent of reported revenues declined from 11.8 percent to 9.8 percent. Cost of goods sold as a percent of reported revenues declined slightly from 55.9 percent to 55.5 percent. Selling, general and administrative expenses as a percent of reported revenues increased from 32.3 percent to 34.7 percent.

The equity in earnings of unconsolidated companies declined slightly to $6 million in the Transition Period.

In the Transition Period, attributed revenues increased five percent to $2.0 billion. EBITDA decreased eight percent to $244 million.

The operating performance primarily reflects a decline in North America, which more than offset improvement in Europe & Africa and a substantial recovery in several Latin American affiliates. In North America our performance was impacted by a reduction in distributor inventory levels and the timing of brand spending. Asia Pacific's results were essentially unchanged. Spirits and wine case volumes rose almost four percent in the Transition Period, as most of the Company's key premium brands grew.

ENTERTAINMENT

In the Transition Period, which includes Universal results from January 1, 1996 to June 30, 1996, Universal contributed $2.3 billion to reported revenues and had an operating loss of $28 million, after significant amortization and depreciation expense. In the period ended June 30, 1995, the Company's results included one month of Universal from the acquisition date of June 5, 1995 until June 30, 1995. During that time, Universal had reported revenues of $292 million and operating income of $27 million. In order to provide a basis of comparison, the discussion that follows is based upon supplemental information of Universal results for the six months ended June 30, 1996 compared with the results for the six months ended June 30, 1995. Reported revenues and operating income are not presented due to inconsistent asset basis pre and post the Universal acquisition.

Filmed Entertainment In the six-month period ended June 30, 1996, reported revenues were $1.4 billion and operating income was $79 million. Attributed revenues rose 12 percent and EBITDA almost doubled to $176 million versus the prior period. The motion picture group was driven by higher worldwide profits from prior year releases, particularly Babe and Casper. The television group had improved results mainly because of the cancellation of several series which were in a deficit position. EBITDA of USA Networks (50 percent-owned at June 30, 1996) was essentially even with the prior period.

Music In the six-month period ended June 30, 1996, reported revenues were $527 million and operating income was a loss of $87 million. Attributed revenues declined nine percent while EBITDA was a loss of $24 million compared to income of $75 million in the comparable prior period. The music results reflect difficult comparisons with the prior period as the six months ended June 30, 1995 included significant carryover business from the very strong fourth quarter of 1994. Operating income and EBITDA were affected by a substantial investment program in 1996, which included increased spending for international expansion and investment in new artists and label ventures including Universal Records and Rising Tide/Nashville, and the acquisition of a 50 percent interest in Interscope Records.

Recreation and Other Reported revenues were $380 million and recreation and other had an operating loss of $20 million in the Transition Period. Attributed revenues increased 10 percent but EBITDA declined from $75 million to $44 million. Attendance and per capita spending at both theme parks were higher in the period ended June 30, 1996 than the prior period. This is due in part to the successful openings of Terminator 2: 3-D at Universal Studios Florida, the Company's 50 percent-owned joint venture, in May 1996 and Jurassic Park-The Ride at Universal Studios Hollywood in June 1996. Recreation EBITDA was down substantially due largely to higher marketing spending and the timing of that spending in advance of the new attractions which opened comparatively late in the period.

LIQUIDITY, CAPITAL RESOURCES AND MARKET RISK

The Company's financial position strengthened during the fiscal year ended June 30, 1998. Total current assets increased to $7.0 billion at June 30, 1998 from $6.1 billion at June 30, 1997. The increase is primarily due to additional cash and short-term investments of $684 million resulting from the proceeds received from the USAi transaction and the sale of the remaining Time Warner shares, offset in part by the use of funds for share repurchases. Current liabilities of $4.7 billion at June 30, 1998 were $1.6 billion higher than at June 30, 1997 largely due to an increase in short-term borrowings to fund the $1.7 billion acquisition of the incremental 50 percent share of USA Networks. Shareholders' equity was $9.3 billion at June 30, 1998 compared to $9.4 billion at June 30, 1997. The Company's total long- and short-term debt, net of cash and short-term investments, increased to $2.7 billion at June 30, 1998 from $2.2 billion at June 30, 1997. The Company's ratio of net debt to total capitalization (including minority interest) increased from 16 percent to 19 percent, reflecting the higher debt outstanding.

In the fiscal year ended June 30, 1998, operating activities used cash of $241 million, following net cash provided of $664 million in the fiscal year ended June 30, 1997. The increased cash requirements in the 1998 fiscal year reflect reduced income from continuing operations (excluding the gains on the USAi transaction and the Time Warner share sales) and higher working capital requirements. The net cash used for operating activities is partially offset by significant non-cash charges such as depreciation and amortization of assets and amortization of excess of cost over fair value of assets.

Net cash provided by investing activities was $699 million in fiscal year 1998. The net cash provided includes gross proceeds from the USAi transaction ($1.3 billion) and the sales of 26.8 million Time Warner shares ($1.9 billion). These cash proceeds were partially offset by the acquisition of the incremental 50 percent interest in USA Networks ($1.7 billion) and capital expenditures of $410 million: spirits and wine - $170 million and entertainment - $240 million. In addition, $386 million of cash was used for sundry investments including investments in Doosan Seagram Co., Ltd., the Company's spirits and wine affiliate in Korea, Port Aventura, a theme park located in Spain, and Loews Cineplex Entertainment Corporation. In fiscal year 1997, net cash provided by investing activities was $1.7 billion and included gross proceeds from the sale of 30 million Time Warner shares ($1.39 billion), the sale of the DuPont warrants ($500 million) and the sale of Putnam ($330 million). These cash proceeds were partially offset by capital expenditures of $393 million: spirits and wine-$187 million and entertainment-$206 million.

In the fiscal year ended June 30, 1998, the Company made dividend payments of $231 million and used $753 million to repurchase its common shares. Financing activities reflect an increase in short-term borrowings of $1.1 billion used to finance the acquisition of the incremental 50 percent interest in USA Networks. The net result of the cash used for operating activities and the cash provided by investing activities and financing activities, was net cash provided by continuing operations of $617 million. In the fiscal year ended June 30, 1998, the discontinued Tropicana operations provided cash of $67 million resulting in an aggregate increase of $684 million in cash and short-term investments. In the fiscal year ended June 30, 1997, continuing operations provided net cash of $197 million and discontinued Tropicana operations provided net cash of $16 million, reflected as a $213 million increase in cash and short-term investments.

The Company has entered into an arrangement to sell to a third party substantially all films produced or acquired during the term of the agreement for amounts which approximate cost. The Company will serve as sole distributor and earn a distribution fee, which is variable and contingent upon the films' performance. In addition, the Company has the option to purchase the films at certain future dates.

The Company's working capital position is reinforced by available credit facilities of $3 billion. These facilities are used to support the Company's commercial paper borrowings and are available for general corporate purposes. The acquisition of PolyGram will be partially financed through the sale of Tropicana, the after-tax proceeds of which are expected to be approximately $3 billion. The Company expects to obtain the remaining funds for the acquisition from commercial bank borrowings, the issuance of commercial paper and/or the sale of debt securities, the terms of which have yet to be determined. The Company believes its access to external capital resources together with internally-generated liquidity will be sufficient to satisfy existing commitments and plans, and to provide adequate financial flexibility.

The Company is exposed to changes in financial market conditions in the normal course of its business operations due to its operations in different foreign currencies and its ongoing investing and funding activities. Market risk is the uncertainty to which future earnings or asset/liability values are exposed due to operating cash flows denominated in foreign currencies and various financial instruments used in the normal course of operations. The Company has established policies, procedures and internal processes governing its management of market risks and the use of financial instruments to manage its exposure to such risks.

The Company is exposed to changes in interest rates primarily as a result of its borrowing and investing activities which include short-term investments and borrowings and long-term debt used to maintain liquidity and fund its business operations. The Company continues to utilize U.S. dollar-denominated commercial paper to fund seasonal working capital requirements in the U.S. and Canada. The Company also borrows in different currencies from other sources to meet the borrowing needs of its affiliates. The nature and amount of the Company's long-term and short-term debt can be expected to vary as a result of future business requirements, market conditions and other factors.

The Company's operating cash flows denominated in foreign currency as a result of its international business activities and certain of its borrowings are exposed to changes in foreign exchange rates. The Company continually evaluates its foreign currency exposure (primarily British pound, French franc, German mark and Swiss franc), based on current market conditions and the business environment. In order to mitigate the effect of foreign currency risk, the Company engages in hedging activities. The magnitude and nature of such hedging activities are explained further in Note 10 to the financial statements.

The Company employs a variance/covariance approach in its calculation of Value at Risk (VaR), which measures the potential losses in fair value or earnings that could arise from changes in market conditions, using a 95 percent confidence level and assuming a one-day holding period. The VaR, which is the potential loss in fair value, attributable to those interest rate sensitive exposures associated with the Company's exposure to interest rates at June 30, 1998 and the average VaR for the year then ended was $11 million. This exposure is primarily related to long-term debt with fixed interest rates. The VaR, which is the potential loss in earnings associated with the Company's exposure to foreign exchange rates, primarily to hedge cash flow exposures denominated in foreign currencies, was $12 million at June 30, 1998 and the average VaR for the year then ended was $5 million. These exposures include intercompany trade accounts, service fees, intercompany loans, third party debt and firm commitments related to the acquisition of PolyGram. The Company is subject to other foreign exchange market risk exposure as a result of non-financial instrument anticipated foreign currency cash flows which are difficult to reasonably predict, and have therefore not been included in the Company's VaR calculation.

YEAR 2000 ISSUE

The Company has a comprehensive program to address Year 2000 readiness in its internal systems and with its customers and suppliers. The Company's program addresses its most critical internal systems first and targets to have them Year 2000-compliant by July 1, 1999, the first day of the Company's fiscal year 2000. These activities are intended to encompass all major categories of information technology and non-information technology systems in use by the Company, including manufacturing, sales, finance and human resources. The costs incurred to date related to these programs have not been material. The Company currently estimates that the total costs of its Year 2000 readiness programs, excluding redeployed resources, will not exceed $50 million. The total cost estimate does not include potential costs related to any customer or other claims or the costs of internal software or hardware replaced in the normal course of business. The total cost estimate is based on the current assessment of the Company's Year 2000 readiness needs and is subject to change as the program progresses.

The Company is communicating with its major customers, suppliers and financial institutions to determine the extent to which the Company is vulnerable to those third parties' failure to remedy their own Year 2000 issues. While some of the Company's major suppliers and customers contacted have confirmed that they anticipate being Year 2000-compliant on or before December 31, 1999, most of the customers, suppliers and financial institutions contacted have only indicated that they have Year 2000 readiness programs.

The Company currently expects that the Year 2000 issue will not pose significant operational problems. However, delays in the implementation of new systems, a failure to fully identify all Year 2000 dependencies in the Company's systems and in the systems of its suppliers, customers and financial institutions, or a failure of such third parties to adequately address their respective Year 2000 issues could have a material adverse effect on the Company's business, financial condition and results of operations. Therefore, the Company's Year 2000 Program includes the development of contingency plans for continuing operations in the event such problems arise. However, there can be no assurance that such contingency plans will be sufficient to handle all problems which may arise.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

The statements herein relating to matters that are not historical facts are forward-looking statements that are not guarantees of future performance and involve risks and uncertainties, including but not limited to future global economic conditions, foreign exchange rates, the actions of competitors and other factors beyond the control of the Company including, in the case of the Year 2000 issue, the actions of customers, suppliers and financial institutions.

QUARTERLY HIGH AND LOW SHARE PRICES



                                              FISCAL YEARS ENDED JUNE 30,                            FIVE MONTH PERIOD
                                                                                                       ENDED JUNE 30,
                                         1998                              1997                            1996
                              HIGH                  LOW            HIGH            LOW             HIGH             LOW
                              ----                  ---            ----            ---             ----             ---
New York Stock Exchange
   First Quarter          US$   41 1/8      US$   33 15/16     US$ 38 3/8      US$ 30 7/8      US$ 38 3/8       US$ 31 3/4
   Second Quarter               37 5/8            30 1/4           41 7/8          35 1/4          36 3/8           32 1/2
   Third Quarter                39 3/4            31 7/16          42 3/4          38
   Fourth Quarter               46 11/16          36 13/16         41 7/8          35 3/4
Canadian Stock Exchange
   First Quarter          C$ 56.70          C$ 46.45           C$  52 1/4      C$  42 1/4      C$  52 1/2       C$  43 1/8
   Second Quarter            52.30             43.25               57 2/5          47 1/2          49 3/4           44 2/5
   Third Quarter             56.50             44.70               57 3/10         51 9/10
   Fourth Quarter            67.50             52.65               58 1/10         50



                                  FISCAL YEAR ENDED
                                      JANUARY 31,
                                         1996
                              HIGH               LOW
                              ----               ---
New York Stock Exchange
   First Quarter          US$ 32 3/8       US$ 25 5/8
   Second Quarter             36 3/4           26 3/4
   Third Quarter              38 1/8           34 1/4
   Fourth Quarter             39 1/2           34 1/4
Canadian Stock Exchange
   First Quarter          C$  45 1/4       C$  35 1/2
   Second Quarter             50               36 1/4
   Third Quarter              52               46 1/4
   Fourth Quarter             53 1/4           46 7/8


RETURN TO SHAREHOLDERS

The Company had 7,167 registered shareholders at August 15, 1998. The Company's common shares are listed on the New York, Toronto, Montreal, Vancouver and London Stock Exchanges. Closing prices at June 30, 1998, on the New York and Toronto Stock Exchanges were $40.94 and C$59.95, respectively.

In the fiscal year ended June 30, 1998, the Company paid dividends of $0.165 per share per quarter. In the fiscal year ended June 30, 1997, the Company paid dividends of $0.15 per share in the first quarter and $0.165 per share in each of the final three quarters. In the Transition Period and the year ended January 31, 1996, dividends paid were $0.15 per share per quarter. Dividends paid to shareholders totaled $231 million and $239 million in fiscal years 1998 and 1997, respectively, $112 million in the Transition Period and $224 million in the year ended January 31, 1996.

                                                                              18
CONSOLIDATED STATEMENT OF INCOME

                                                                                            Transition Period    Fiscal Year
                                                                     Fiscal Years Ended                 Ended          Ended
                                                                          June 30,                   June 30,    January 31,
U.S. Dollars in Millions, Except Per Share Amounts                   1998          1997                  1996           1996
----------------------------------------------------------------------------------------------------------------------------
Revenues                                                            $ 9,474      $ 10,354        $ 4,112           $ 7,787
Cost of revenues                                                      5,525         6,262          2,626             4,755
Selling, general and administrative expenses                          3,396         3,373          1,393             2,597
                                                                ------------------------------------------------------------
Operating income                                                        553           719             93               435
Interest, net and other                                                 228           147             99               195
Gain on sale of Time Warner shares                                      926           154             --                --
Gain on USAi transaction                                                360            --             --                --
                                                                ------------------------------------------------------------
                                                                      1,611           726             (6)              240
Provision (benefit) for income taxes                                    638           331            (33)              121
Minority interest charge (credit)                                        48            12             (5)               22
Equity (losses) earnings from unconsolidated companies                  (45)           62             35                47
                                                                ------------------------------------------------------------
Income from continuing operations                                       880           445             67               144
                                                                ------------------------------------------------------------
Income from discontinued Tropicana operations, after tax                 66            57             18                30
                                                                ------------------------------------------------------------
Discontinued DuPont activities:
  Dividends, after tax                                                    -             -              -                68
  Gain on redemption of 156 million shares, after tax                     -             -              -             3,164
                                                                ------------------------------------------------------------
                                                                          -             -              -             3,232
                                                                ------------------------------------------------------------
Net Income                                                          $   946      $    502        $    85           $ 3,406
                                                                ------------------------------------------------------------
                                                                ------------------------------------------------------------
EARNINGS PER SHARE - BASIC
  Income from continuing operations                                 $  2.51      $   1.20        $   .18           $   .38
  Discontinued Tropicana operations, after tax                          .19           .16            .05               .08
  Discontinued DuPont activities, after tax                               -             -              -              8.67
                                                                ------------------------------------------------------------
  Net Income                                                        $  2.70      $   1.36        $   .23           $  9.13
                                                                ------------------------------------------------------------
                                                                ------------------------------------------------------------
EARNINGS PER SHARE - DILUTED
  Income from continuing operations                                 $  2.49      $   1.20        $   .18           $   .38
  Discontinued Tropicana operations, after tax                          .19           .15            .05               .08
  Discontinued DuPont activities, after tax                               -             -              -              8.54
                                                                ------------------------------------------------------------
  Net Income                                                        $  2.68      $   1.35        $   .23           $  9.00
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED BALANCE SHEET

                                                                      June 30,      June 30,
U.S. Dollars in Millions                                                  1998          1997
--------------------------------------------------------------------------------------------
ASSETS
Current Assets
  Cash and short-term investments at cost                             $  1,174      $    490
  Receivables, net                                                       2,155         1,781
  Inventories                                                            2,555         2,584
  Film costs, net of amortization                                          175           387
  Deferred income taxes                                                    282           512
  Prepaid expenses and other current assets                                630           377
                                                                  --------------------------
  TOTAL CURRENT ASSETS                                                   6,971         6,131
                                                                  --------------------------
Common stock of DuPont                                                   1,228         1,034
Common stock of USAi                                                       306             -
Common stock of Time Warner                                                  -         1,291
Film costs, net of amortization                                          1,272           991
Artists' contracts, advances and other entertainment assets                761           645
Property, plant and equipment, net                                       2,733         2,559
Investments in unconsolidated companies                                  3,437         2,097
Excess of cost over fair value of assets acquired                        3,076         3,355
Deferred charges and other assets                                          661           610
Net assets of discontinued Tropicana operations                          1,734         1,734
                                                                  --------------------------
                                                                      $ 22,179      $ 20,447
                                                                  --------------------------
                                                                  --------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
  Short-term borrowings and indebtedness payable within one
    year                                                              $  1,653      $    239
  Accrued royalties and participations                                     702           726
  Payables and accrued liabilities                                       2,068         1,818
  Income and other taxes                                                   286           304
                                                                  --------------------------
  TOTAL CURRENT LIABILITIES                                              4,709         3,087
                                                                  --------------------------
Long-term indebtedness                                                   2,225         2,478
Accrued royalties and participations                                       421           339
Deferred income taxes                                                    2,598         2,426
Other credits                                                              995           844
Minority interest                                                        1,915         1,851
Shareholders' Equity
  Shares without par value                                                 848           809
  Cumulative currency translation adjustments                             (499)         (427)
  Cumulative gain on equity securities, after tax                          699           781
  Retained earnings                                                      8,268         8,259
                                                                  --------------------------
  TOTAL SHAREHOLDERS' EQUITY                                             9,316         9,422
                                                                  --------------------------
                                                                      $ 22,179      $ 20,447
--------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these financial statements.

                             Approved by the Board


                /s/ EDGAR M. BRONFMAN                                     /s/ C.E. MEDLAND
                  Edgar M. Bronfman                                         C.E. Medland
                       Director                                               Director

                                                                              20
CONSOLIDATED STATEMENT OF CASH FLOWS

                                                                                               Transition    Fiscal Year
                                                                       Fiscal Years Ended    Period Ended          Ended
                                                                            June 30,             June 30,    January 31,
U.S. Dollars in Millions                                               1998         1997             1996           1996
------------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Income from continuing operations                                     $   880      $   445   $         67      $   144
Adjustments to reconcile income from continuing operations
  to net cash provided:
  Depreciation and amortization of assets                                 289          290            134          201
  Amortization of excess of cost over fair value of assets
    acquired                                                              127          103             50           64
  Gain on sale of Time Warner shares, DuPont warrants and
    Putnam, before tax                                                   (926)        (278)             -            -
  Gain on USAi transaction, before tax                                   (360)           -              -            -
  Minority interest charged (credited) to income                           48           12             (5)          22
  Equity in earnings of unconsolidated companies less than
    dividends received                                                    101           45             11           18
  Sundry                                                                  (69)         145             12           15
  Changes in assets and liabilities:
    Receivables, net                                                     (324)        (238)           540         (145)
    Inventories                                                            14            6            (65)        (130)
    Film costs, net of amortization                                      (246)        (306)          (102)         (42)
    Prepaid expenses and other current assets                            (278)         (59)           (60)         (30)
    Artists' contracts, advances and other entertainment
      assets                                                              (88)          (2)             1           66
    Payables and accrued liabilities                                      (53)         357           (248)         115
    Income and other taxes payable                                         46          156             56         (106)
    Deferred income taxes                                                 447          (53)            (4)          26
    Other credits                                                         151           41            (72)           4
                                                                   -----------------------------------------------------
                                                                       (1,121)         219            248           78
                                                                   -----------------------------------------------------
Net cash (used for) provided by operating activities                     (241)         664            315          222
                                                                   -----------------------------------------------------
INVESTING ACTIVITIES
Capital expenditures                                                     (410)        (393)          (245)        (349)
Proceeds from sale of Time Warner shares, DuPont warrants
  and Putnam                                                            1,863        2,217              -            -
Acquisition of 50% interest in USA Networks                            (1,700)           -              -            -
Proceeds from USAi transaction                                          1,332            -              -            -
Investment in Interscope Records                                            -            -           (200)           -
Investment in Brillstein-Grey Entertainment                                 -            -            (81)           -
Discontinued DuPont activities:
  Dividends, net of taxes paid                                              -            -              -           68
  Proceeds from redemption of shares, net of taxes paid                     -            -              -        7,729
Purchase of 80 percent interest in Universal                                -            -              -       (5,523)
Sundry investments                                                       (386)        (116)           (65)         (14)
                                                                   -----------------------------------------------------
Net cash provided by (used for) investing activities                      699        1,708           (591)       1,911
                                                                   -----------------------------------------------------
FINANCING ACTIVITIES
Dividends paid                                                           (231)        (239)          (112)        (224)
Issuance of shares upon exercise of stock options and
  conversion of LYONs                                                      86          107             20           72
Shares purchased and retired                                             (753)        (416)           (68)         (18)
Increase in long-term indebtedness                                         41            3             36          214
Decrease in long-term indebtedness                                        (37)         (29)          (341)        (251)
Increase (decrease) in short-term borrowings and
  indebtedness payable within one year                                  1,053       (1,601)           914       (1,595)
                                                                   -----------------------------------------------------
Net cash provided by (used for) financing activities                      159       (2,175)           449       (1,802)
                                                                   -----------------------------------------------------
Net cash provided by continuing operations                                617          197            173          331
                                                                   -----------------------------------------------------
Net cash provided by (used for) discontinued Tropicana
  operations                                                               67           16           (126)        (249)
                                                                   -----------------------------------------------------
NET INCREASE IN CASH AND SHORT-TERM INVESTMENTS                       $   684      $   213   $         47      $    82
------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

                                                             Common Shares Without    Cumulative    Cumulative
                                                                   Par Value            Currency   Gain (Loss)
                                                                  Number             Translation     on Equity    Retained
U.S. Dollars in Millions, Except Per Share Amounts           (Thousands)    Amount   Adjustments    Securities    Earnings
--------------------------------------------------------------------------------------------------------------------------
JANUARY 31, 1995                                                372,537     $ 638    $      (359)  $       (85)   $ 5,315
Fiscal year ended January 31, 1996
  Net income                                                                                                        3,406
  Dividends paid ($.60 per share)                                                                                    (224)
  Change in currency translation adjustments                                                  91
  Change in market value of equity securities, net
    of $265 tax                                                                                            492
  Shares issued - exercise of stock options                       2,056        57
                 - conversion of LYONs                              550        15
  Shares purchased and retired                                     (681)       (1)                                    (17)
                                                            --------------------------------------------------------------
JANUARY 31, 1996                                                374,462       709           (268)          407      8,480
Transition Period ended June 30, 1996
  Net income                                                                                                           85
  Dividends paid ($.30 per share)                                                                                    (112)
  Change in currency translation adjustments                                                  22
  Change in market value of equity
    securities, net of $38 tax benefit                                                                     (70)
  Shares issued - exercise of stock options                         612        18
                 - conversion of LYONs                               57         2
  Shares purchased and retired                                   (2,072)       (4)                                    (64)
                                                            --------------------------------------------------------------
JUNE 30, 1996                                                   373,059       725           (246)          337      8,389
Fiscal year ended June 30, 1997
  Net income                                                                                                          502
  Dividends paid ($.645 per share)                                                                                   (239)
  Change in currency translation adjustments                                                (181)
  Change in market value of equity
    securities, net of $239 tax                                                                            444
  Shares issued - exercise of stock options                       3,243        98
                 - conversion of LYONs                              296         9
  Shares purchased and retired                                  (11,317)      (23)                                   (393)
                                                            --------------------------------------------------------------
JUNE 30, 1997                                                   365,281       809           (427)          781      8,259
Fiscal year ended June 30, 1998
  Net income                                                                                                          946
  Dividends paid ($.66 per share)                                                                                    (231)
  Change in currency translation adjustments                                                 (72)
  Change in market value of equity securities, net
    of $44 tax benefit                                                                                     (82)
  Shares issued - exercise of stock options                       2,751        84
                 - conversion of LYONs                               48         2
  Shares purchased and retired                                  (20,948)      (47)                                   (706)
                                                            --------------------------------------------------------------
JUNE 30, 1998                                                   347,132     $ 848    $      (499)  $       699    $ 8,268
--------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these financial statements.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

THE SEAGRAM COMPANY LTD. operates in two global business segments: spirits and wine and entertainment. The spirits and wine businesses are engaged principally in the production and marketing of distilled spirits, wines, coolers, beers and mixers. The entertainment company, Universal Studios, Inc. ("Universal"), produces and distributes motion picture, television and home video products and recorded music; and operates theme parks and retail stores.

More than 50 percent of the Company's shares are held by U.S. residents and, therefore, the Company has prepared its consolidated financial statements in accordance with U.S. generally accepted accounting principles (GAAP) which, in their application to the Company, conform in all material respects to Canadian GAAP. Differences between U.S. and Canadian GAAP and the magnitude thereof are discussed in Note 19. Should a material difference arise in the future, financial statements will be provided under both U.S. and Canadian GAAP.

PRINCIPLES OF CONSOLIDATION The consolidated financial statements include the accounts of The Seagram Company Ltd. and its subsidiaries. The equity method is used to account for unconsolidated affiliates owned 20 percent or more. In conformity with GAAP, management has made estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could differ from those estimates.

FOREIGN CURRENCY TRANSLATION Except for operations in highly inflationary economies, affiliates outside the U.S. operating in the spirits and wine segment use the local currency as the functional currency. For affiliates in countries considered to have a highly inflationary economy, inventories and property, plant and equipment are translated at historical exchange rates and translation effects are included in net income. Affiliates outside the U.S. operating in the entertainment segment principally use the U.S. dollar as the functional currency.

INVENTORIES Inventories are stated at cost, which is not in excess of market, and consist principally of spirits and wines. The cost of spirits and wines inventories is determined by either the last-in, first-out (LIFO) method or the identified cost method. The cost of music, retail and home video inventories is determined by the first-in, first-out (FIFO) method.

In accordance with industry practice, current assets include spirits and wines which, in the Company's normal business cycle, are aged for varying periods of years.

REVENUES AND COSTS

Film Generally, theatrical films are first distributed in the worldwide theatrical and home video markets. Subsequently, theatrical films are made available for worldwide pay television, network exhibition, television syndication and basic cable television. Generally, television films from the Company's library are licensed for domestic and foreign syndication, cable or pay television and home video.

Revenues from the theatrical distribution of films are recognized as the films are exhibited. Revenues from television and pay television licensing agreements are recognized when the films are available for telecast. Revenues from the sale of home video product, net of provision for estimated returns and allowances, are recognized upon availability of product for retail sale.

Generally, the estimated ultimate costs of completed theatrical and television film productions (including applicable capitalized overhead) are amortized and participation expenses are accrued for each production in the proportion of revenue recognized by the Company during the year to the total estimated future revenue to be received from all sources, under the individual film forecast method. Estimated ultimate revenues and costs are reviewed quarterly and revisions to amortization rates or write-downs to net realizable value may occur.

Film costs, net of amortization, classified as current assets include the portion of unamortized costs of completed theatrical films allocated to theatrical, home video and pay television distribution markets. The allocated portion of released film costs expected to be realized from secondary markets or other exploitation is reported as a noncurrent asset. Other costs relating to film production, including the purchase price of literary properties and related film development costs, and the film library are classified as noncurrent assets. Generally, abandoned story and development costs are charged to film production overhead. Film costs are stated at the lower of unamortized cost or estimated net realizable value as periodically determined on a film-by-film basis. Approximately $300 million of the cost of the Universal acquisition was allocated to the film library and is being amortized on a straight-line basis principally over a 20-year life.

Recorded Music Revenues from the sale of recorded music, net of provision for estimated returns and allowances, are recognized upon shipment. Advances to established recording artists and direct costs associated with the creation of record masters are capitalized and are charged to expense as the related royalties are earned or when the amounts are determined to be unrecoverable. The advances are expensed when past performance or current popularity does not provide a sound basis for estimating that the advance will be recouped from royalties to be earned. Approximately $400 million of the cost of the Universal acquisition was allocated to artists' contracts, music catalogs and copyrights. Artists' contracts and music catalogs are amortized on an accelerated basis over 14 and 20 years, respectively. The acceleration results in 80 percent of artists' contracts being amortized within the first eight years and 50 percent of music catalogs being amortized within the first five years. Copyrights are amortized on a straight-line basis over 20 years.

PROPERTY, PLANT AND EQUIPMENT Property, plant and equipment is carried at cost. Depreciation is determined for financial reporting purposes using the straight-line method over estimated useful asset lives, generally at annual rates of 2-10 percent for buildings, 4-33 percent for machinery and equipment and 2-20 percent for other assets.

EXCESS OF COST OVER FAIR VALUE OF ASSETS ACQUIRED AND OTHER INTANGIBLE
ASSETS The unallocated excess of cost of purchased businesses over the fair value of assets acquired, the excess of investments in unconsolidated companies over the underlying equity in tangible net assets acquired and other intangible assets are being amortized on a straight-line basis over various periods from six to 40 years from the date of acquisition. The Company reviews the carrying value of goodwill for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Measurement of any impairment would include a comparison of discounted estimated future operating cash flows anticipated to be generated during the remaining amortization period of the goodwill to the net carrying value of goodwill.

INCOME TAXES Deferred tax assets and liabilities are recognized based on differences between the financial statement and tax bases of assets and liabilities using presently enacted tax rates. Deferred taxes are not provided for that portion of undistributed earnings of foreign subsidiaries which is considered to be permanently reinvested.

BENEFIT PLANS Retirement pensions are provided for substantially all of the Company's employees through either defined benefit or defined contribution plans sponsored by the Company or unions representing employees. For Company-sponsored defined benefit plans, pension expense and plan contributions are determined by independent consulting actuaries; pension benefits under defined benefit plans generally are based on years of service and compensation levels near the end of employee service. The funding policy for tax-qualified pension plans is consistent with statutory funding requirements and regulations. Contributions to defined contribution plans are funded and expensed currently. Postretirement health care and life insurance are provided to a majority of nonunion employees in the U.S. Postemployment programs, principally severance, are provided for the majority of nonunion employees. The cost of these programs is accrued based on actuarial studies. There is no advance funding for postretirement or postemployment benefits.

STOCK-BASED COMPENSATION Compensation cost attributable to stock option and similar plans is recognized based on the difference, if any, between the quoted market price of the Company's common shares on the date of grant over the exercise price of the option. The Company does not issue options at prices below market value at date of grant.

FINANCIAL INSTRUMENTS The Company occasionally uses currency forwards and options to hedge firm commitments and a portion of its foreign indebtedness. In addition, the Company hedges foreign currency risk on intercompany payments through currency forwards and options which offset the exposure being hedged. Gains and losses on forward contracts are deferred and offset against foreign exchange gains and losses on the underlying hedged transaction. Gains and losses on forward contracts used to hedge foreign debt and intercompany payments are recorded in the income statement in selling, general and administrative expenses.

COMPREHENSIVE INCOME The Company will adopt FAS 130, Reporting Comprehensive Income, in its fiscal year beginning July 1, 1998. The consolidated statement of shareholders' equity will be expanded to include all components of comprehensive income required to be disclosed in accordance with FAS 130.

START-UP COSTS The Accounting Standards Executive Committee recently issued SOP 98-5, Reporting on the Costs of Start-Up Activities, which is effective for the Company's fiscal year beginning July 1, 1999. SOP 98-5 requires that costs of start-up activities and organization costs be expensed as incurred. Initial adoption of this SOP should be reported as a cumulative effect of a change in accounting principle. The Company is still evaluating the impact of adopting this pronouncement.

RECLASSIFICATIONS Certain prior period amounts in the financial statements and notes have been reclassified to conform with the current year presentation.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1  DISCONTINUED TROPICANA OPERATIONS

Discontinued Tropicana operations is composed of the business of Tropicana Products, Inc. and the Company's global fruit juice business ("Tropicana"). Tropicana produces, markets and distributes Tropicana, Dole* and other branded fruit juices and juice beverages. On August 25, 1998, the Company completed the sale of Tropicana for approximately $3.3 billion in cash. Proceeds from the sale will be used to partially fund the acquisition of PolyGram N.V. ("PolyGram") described in Note 2, currently scheduled to close during the second quarter of the Company's fiscal year ending June 30, 1999.

Commencing in June 1998, the Company, together with its subsidiaries and affiliates, began transferring to Tropicana Products, Inc. all shares of subsidiaries and other assets and liabilities of the Company's juice business that had not previously been owned by Tropicana Products, Inc. Certain assets relating to the business of Tropicana which, in the aggregate, are not material to Tropicana's business continue to be held by the Company or its affiliates after the closing date, pending receipt of consents or approvals or satisfaction of other applicable requirements necessary for the transfer of such assets.

Summarized below is the Tropicana financial information:

                                                                                               Transition    Fiscal Year
                                                                       Fiscal Years Ended    Period Ended          Ended
                                                                            June 30,             June 30,    January 31,
Millions                                                               1998         1997             1996           1996
------------------------------------------------------------------------------------------------------------------------
Revenues                                                              $ 1,986      $ 1,916   $        762      $ 1,695
Cost of revenues                                                        1,394        1,314            515        1,257
Selling, general and administrative expenses                              423          450            196          336
                                                                   -----------------------------------------------------
Operating income                                                          169          152             51          102
Interest expense                                                           39           41             15           40
Provision for income taxes                                                 64           54             18           32
                                                                   -----------------------------------------------------
Income from discontinued operations                                   $    66      $    57   $         18      $    30
------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------

Interest expense above represents allocations based on the ratio of net assets of discontinued operations to consolidated net assets.

                                                                            June 30,
Millions                                                               1998         1997
------------------------------------------------------------------------------------------
Current assets                                                        $   546      $   588
Noncurrent assets                                                       1,622        1,551
                                                                 -------------------------
                                                                      $ 2,168      $ 2,139
                                                                 -------------------------
                                                                 -------------------------
Current liabilities                                                   $   322      $   285
Noncurrent liabilities                                                    112          120
Shareholders' equity                                                    1,734        1,734
                                                                 -------------------------
                                                                      $ 2,168      $ 2,139
------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------

On May 19, 1995, Tropicana acquired the worldwide juice and juice beverage business of Dole Food Company, Inc. ("Dole") for $276 million. The transaction excluded Dole's canned pineapple juice business. The reported operating results for the fiscal year ended January 31, 1996 reflect the results of operations of the acquired business from the acquisition date. The acquisition has been accounted for under the purchase method of accounting and is included in discontinued Tropicana operations presented in the consolidated results of the Company. The cost of the acquisition has been allocated on the basis of the estimated fair market value of the assets acquired and liabilities assumed. This valuation resulted in $134 million of unallocated excess cost over fair value of assets acquired which is being amortized over 40 years.

* The Dole brand name is licensed from Dole.

NOTE 2  ACQUISITION OF POLYGRAM

On June 22, 1998, the Company announced that it had signed definitive agreements with Koninklijke Philips Electronics N.V. ("Philips") and PolyGram to acquire PolyGram in a transaction valued at approximately $10.4 billion. The Company has agreed to make a tender offer for all issued shares, including Philips' 75 percent interest in PolyGram and publicly-held shares, for NLG115, or approximately U.S. $57 per share in cash or, at the shareholders' election, for a mixture of cash and the Company's common shares, based on an exchange ratio of
1.3772 Company shares for each PolyGram share. The agreements relating to this proposed transaction call for the Company to issue a maximum of approximately
47.9 million common shares (12 percent of the common shares outstanding after the transaction), or $2 billion in value. Philips has agreed to tender all its PolyGram shares into the Company's tender offer, acquire as many of the Company's shares as may be available to it in the tender offer (taking into account the election by the public shareholders), and hold its shares of the Company for no less than two years.

The PolyGram transaction, which is subject to the receipt of certain regulatory approvals, is expected to close during the second quarter of the Company's fiscal year ending June 30, 1999.

NOTE 3 PURCHASE OF USA NETWORKS AND COMBINATION WITH USA NETWORKS, INC. ("USAI"), FORMERLY HSN, INC.

On September 22, 1997, the Company and Viacom Inc. ("Viacom") announced their agreement to resolve all litigation regarding jointly-owned USA Networks. Under the terms of the agreement, Universal, on October 21, 1997, acquired Viacom's 50% interest in USA Networks, including the Sci-Fi Channel, for $1.7 billion in cash. The acquisition was accounted for under the purchase method of accounting. The cost of the acquisition was allocated on the basis of the estimated fair market value of the assets acquired and liabilities assumed. This valuation resulted in $1.6 billion of unallocated excess of cost over fair value of assets acquired which was being amortized over 40 years.

The minority shareholder in Universal Studios Holding I Corp. ("Universal Holding"), Matsushita Electric Industrial Co., Ltd. ("Matsushita"), declined to contribute the additional capital required to fund its proportionate share of this acquisition. As a result, the Company's ownership of Universal Holding has increased from 80 percent to approximately 84 percent.

On February 12, 1998, Universal sold its acquired 50 percent interest in USA Networks to USAi and contributed its original 50 percent interest in USA Networks and the majority of its television assets, including substantially all of its domestic operations and 50 percent of the international operations of USA Networks, to USANi LLC (the "LLC") in a transaction ("USAi transaction") in which Universal received $1,332 million in cash, 13.5 million shares of USAi (after giving effect to the 2 for 1 split of USAi stock on March 26, 1998) consisting of 7.1 million shares of USAi common stock and 6.4 million shares of USAi Class B common stock which in aggregate represented a 10.7 percent interest in USAi at the transaction date, and a 45.8 percent interest (118,633,171 shares at June 30, 1998) in the LLC (a subsidiary of USAi) which is exchangeable for USAi common stock and Class B common stock. Universal recognized a gross gain of $583 million, before taking into consideration the effect of the USAi transaction on its remaining television assets. As a result of this transaction, which represented Universal's exit from the domestic television production and distribution business, certain remaining television assets were impaired and various related contractual obligations became adverse purchase commitments. The fair value of these items was determined based on expected future cash flows. The impairment losses and adverse purchase commitments arising from the USAi transaction aggregated $223 million and have been reflected in the net gain of $360 million ($222 million after tax). The transaction resulted in $82 million of unallocated excess cost over fair value of assets acquired which is being amortized over 40 years.

The investment in the 7.1 million shares of USAi common stock held by Universal at June 30, 1998 is accounted for at market value ($178 million at June 30, 1998) and has an underlying historical cost of $142 million. The investment in the 6.4 million shares of Class B common stock of USAi is carried at its historical cost of $128 million.

The investment in the LLC is included in Investments in unconsolidated companies on the consolidated balance sheet and is accounted for under the equity method.

The unaudited condensed pro forma results of operations data presented below assume that both the purchase of the acquired 50 percent interest in USA Networks and the USAi transaction occurred at the beginning of each period presented. These pro forma results of operations were prepared based upon the historical consolidated statements of operations of the Company and the pro forma results of operations of USAi for the fiscal years ended June 30, 1998 and 1997, adjusted to reflect purchase accounting. The unaudited pro forma information is not necessarily indicative of the results of operations of the Company that would have occurred if the transactions had been in effect since the assumed dates, nor is it necessarily indicative of future operating results of the Company.

Pro Forma Income Statement Data

                                                                           Years Ended
                                                                            June 30,
(Millions, Except Per Share Amounts)                                   1998          1997
-------------------------------------------------------------------------------------------
REVENUES                                                              $ 9,109      $ 10,102
                                                                 --------------------------
Income from continuing operations                                     $   874      $    427
Income from discontinued Tropicana operations                              66            57
                                                                 --------------------------
Net income                                                            $   940      $    484
                                                                 --------------------------
                                                                 --------------------------
EARNINGS PER SHARE - BASIC
Income from continuing operations                                     $  2.50      $   1.16
Income from discontinued Tropicana operations                            0.19          0.15
                                                                 --------------------------
Net income                                                            $  2.69      $   1.31
                                                                 --------------------------
                                                                 --------------------------
EARNINGS PER SHARE - DILUTED
Income from continuing operations                                     $  2.47      $   1.14
Income from discontinued Tropicana operations                            0.19          0.15
                                                                 --------------------------
Net income                                                            $  2.66      $   1.29
-------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------

NOTE 4  TIME WARNER INC. ("TIME WARNER") INVESTMENT

On February 5, 1998, the Company sold 15 million shares of Time Warner common stock for pretax proceeds of $958 million. On May 27, 1998, the Company sold its remaining 11.8 million shares of Time Warner common stock for pretax proceeds of $905 million. The aggregate gain on the sale of the shares was $926 million ($602 million after tax).

On May 28, 1997, the Company sold 30 million shares of Time Warner common stock for pretax proceeds of $1.39 billion. The gain on the sale of the shares in the fiscal year ended June 30, 1997 was $154 million ($100 million after tax) in accordance with the specific identification method.

NOTE 5  DUPONT SHARE REDEMPTION AND REMAINING DUPONT INVESTMENT

On April 6, 1995, E.I. du Pont de Nemours and Company ("DuPont") redeemed 156 million shares of its common stock owned by the Company for $8.336 billion plus share purchase warrants which the Company valued as of the date of the transaction at $440 million. The Company received after-tax proceeds of approximately $7.7 billion from the transaction. The $3.2 billion gain on the transaction was net of a $2 billion tax provision of which $1.5 billion was deferred. The Company has retained 16.4 million shares of DuPont common stock, post-split (on June 12, 1997, DuPont common stock was split two-for-one), which were carried at their market value of $1.23 billion at June 30, 1998. The underlying historical value of the remaining DuPont shares is $187 million which represents the historical cost of the retained shares plus unremitted earnings related to those shares.

The warrants were sold to DuPont for $500 million on July 24, 1996. The gain on the sale of the warrants was $60 million ($39 million after tax) and is reflected in interest, net and other in the fiscal year ended June 30, 1997.

NOTE 6  ACQUISITION OF INTEREST IN UNIVERSAL HOLDING

On June 5, 1995, the Company completed its purchase of an 80 percent interest in Universal Holding, the indirect parent of Universal, from Matsushita for $5.7 billion. Matsushita retained a 20 percent interest in Universal Holding. During the fiscal year ended June 30, 1998, Matsushita's ownership of Universal Holding was diluted to approximately 16 percent as described in Note 3.

The acquisition has been accounted for under the purchase method of accounting. The cost of the acquisition has been allocated on the basis of the estimated fair market value of the assets acquired and liabilities assumed. This valuation resulted in $2.6 billion of unallocated excess of cost over fair value of assets acquired which is being amortized over 40 years.

The unaudited condensed pro forma income statement data which follows assumes the Universal Holding acquisition and the redemption of 156 million shares of DuPont common stock occurred at the beginning of the period presented. The unaudited condensed pro forma income statement data were prepared based upon the historical consolidated income statement of the Company for the fiscal year ended January 31, 1996, and of Universal Holding for the five months ended May 31, 1995, adjusted to reflect purchase accounting. Financial results for Universal Holding for the seven-month period June 1995 through December 1995 were included in the Company's results for the fiscal year ended January 31, 1996. The unaudited pro forma information is not necessarily indicative of the combined results of operations of the Company and Universal Holding that would have resulted if the transactions had occurred on the dates previously indicated, nor is it necessarily indicative of future operating results of the Company.

Pro Forma Income Statement Data

                                                  Fiscal Year Ended
                                                        January 31,
Millions, Except Per Share Amounts (Unaudited)                 1996
-------------------------------------------------------------------
Revenues                                          $           9,665
                                              ---------------------
Income from continuing operations                 $             124
Discontinued Tropicana operations                                30
                                              ---------------------
Net income                                        $             154
                                              ---------------------
                                              ---------------------
EARNINGS PER SHARE - BASIC
  Income from continuing operations               $             .33
  Discontinued Tropicana operations                             .08
                                              ---------------------
  Net income                                      $             .41
                                              ---------------------
                                              ---------------------
EARNINGS PER SHARE - DILUTED
  Income from continuing operations               $             .33
  Discontinued Tropicana operations                             .08
                                              ---------------------
  Net income                                      $             .41
-------------------------------------------------------------------
-------------------------------------------------------------------

The above pro forma presentation excludes the $3.2 billion after-tax gain on the redemption of the DuPont shares.

NOTE 7  SALE OF PUBLISHING GROUP

On December 16, 1996, the Company completed the sale of its book publishing unit, The Putnam Berkley Group, Inc. ("Putnam"). Proceeds from the sale were $330 million, resulting in a $64 million pretax gain on the disposition. There was no after-tax gain or loss due to the write-off of non-tax-deductible goodwill associated with Putnam. The operating results of Putnam through December 16, 1996 are included in operating income.

NOTE 8  INVESTMENTS IN UNCONSOLIDATED COMPANIES

The Company has a number of investments in unconsolidated companies which are 50 percent or less owned or controlled and are carried in the consolidated balance sheet on the equity method.

Entertainment Segment Significant investments at June 30, 1998 include USANi LLC, primarily engaged in electronic retailing, network and first run syndication television production, domestic distribution of its and Universal's television production and operation of the USA Network and Sci-Fi Channel cable networks (45.8 percent equity interest); Loews Cineplex Entertainment Corporation, primarily engaged in theatrical exhibition of motion pictures in the U.S. and Canada (26 percent owned); United International Pictures, a distributor of theatrical product outside the U.S. and Canada (33 percent owned); Cinema International BV, primarily engaged in marketing of home video product outside the U.S. and Canada (49 percent owned); Cinema International Corporation and United Cinemas International, both engaged in theatrical exhibition of motion pictures in territories outside the U.S. and Canada (49 percent owned); Brillstein-Grey Entertainment (49.5 percent owned) which owns 50 percent of Brillstein-Grey Communications, a producer of network television series; Universal City Florida Partners, which owns Universal Studios Florida, a motion picture and television theme tourist attraction and production facility in Orlando, Florida (50 percent owned); Universal City Development Partners, which has begun development on land adjacent to Universal Studios Florida of an additional themed tourist attraction, Universal Studios Islands of Adventure, and commercial real estate (50 percent owned); USJ Co., Ltd., which has begun development of a motion picture themed tourist attraction, Universal Studios Japan, and commercial real estate in Osaka, Japan (24 percent owned); Port Aventura, a theme park located in Spain (37 percent owned); SEGA GameWorks, which designs, develops and operates location-based entertainment centers (27 percent owned); and Interplay Productions, an entertainment software developer (30 percent owned).

Spirits and Wine Segment Significant investments at June 30, 1998 include Seagram (Thailand) Limited, an importer and distributor of spirits and wines (49 percent owned) and Kirin-Seagram Limited, engaged in the manufacture, sale and distribution of distilled beverage alcohol and wines in Japan (49 percent owned).

Summarized financial information, derived from unaudited historical financial information, is presented below for the Company's investments in unconsolidated companies.

Summarized Balance Sheet Information

                                                                      June 30,      June 30,
Millions                                                                  1998          1997
--------------------------------------------------------------------------------------------
Current assets                                                        $  1,651      $ 1,402
Noncurrent assets                                                       10,415        2,569
                                                               --------------------------
Total assets                                                          $ 12,066      $ 3,971
                                                               --------------------------
Current liabilities                                                   $  1,718      $ 1,186
Noncurrent liabilities                                                   3,738        1,427
Equity                                                                   6,610        1,358
                                                               --------------------------
Total liabilities and equity                                          $ 12,066      $ 3,971
                                                               --------------------------
Proportionate share of net assets
  of unconsolidated companies                                         $  2,884      $   627
--------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------

Approximately $700 million (1997 - $1.5 billion) of the cost of the Universal Holding acquisition was allocated to the investment in unconsolidated companies and is being amortized on a straight-line basis over 40 years.

Summarized Statement of Operations

                                                                                                Transition      Fiscal Year
                                                                     Fiscal Years Ended       Period Ended            Ended
                                                                          June 30,                June 30,      January 31,
Millions                                                             1998         1997                1996             1996
---------------------------------------------------------------------------------------------------------------------------
Revenues                                                            $ 4,561      $ 4,782        $ 2,134           $ 2,730
Earnings before interest and taxes                                      366          351            191               208
Net income                                                              173          229            130               132
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------

The equity (losses) earnings of unconsolidated companies in the Consolidated Statement of Income includes goodwill amortization related to unconsolidated companies of $81 million, $62 million, $23 million and $22 million for the fiscal years ended June 30, 1998 and 1997, the Transition Period ended June 30, 1996 and the fiscal year ended January 31, 1996, respectively, principally in the entertainment segment. Additionally, operating income for the fiscal year ended June 30, 1998 includes $94 million of income from USA Networks for the period from October 21, 1997 to February 12, 1998 when the Company owned 100% of USA Networks as described in Note 3.

NOTE 9  LONG-TERM INDEBTEDNESS AND CREDIT ARRANGEMENTS

Long-term Indebtedness

                                                                      June 30,      June 30,
Millions                                                                  1998          1997
--------------------------------------------------------------------------------------------
9% Debentures due December 15, 1998 (C$200 million)*                  $   156       $   156
Unsecured term bank loans, due 1998 to 1999, with a weighted
  average interest rate of 4.81%                                          155           190
6.5% Debentures due April 1, 2003                                         200           200
8.35% Debentures due November 15, 2006                                    200           200
8-3/8% Guaranteed Debentures due February 15, 2007                        200           200
7% Guaranteed Debentures due April 15, 2008                               200           200
8-7/8% Guaranteed Debentures due September 15, 2011                       223           223
9.65% Guaranteed Debentures due August 15, 2018                           249           249
9% Guaranteed Debentures due August 15, 2021                              198           198
8.35% Debentures due January 15, 2022                                     199           199
6.875% Debentures due September 1, 2023                                   200           200
6% Swiss Franc Bonds due September 30, 2085 (SF 250 million)              164           171
Sundry                                                                    167           131
                                                                   -------------------------
                                                                        2,511         2,517
Indebtedness payable within one year                                     (286)          (39)
                                                                   -------------------------
                                                                      $ 2,225       $ 2,478
--------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------

*All principal and interest payments for these 9% Debentures were converted at issuance through a series of currency exchange contracts from Canadian dollars to U.S. dollars with an effective interest rate of 7.7%.

The Company's unused lines of credit totaled $3.0 billion and have varying terms of up to five years. At June 30, 1998, short-term borrowings comprised $1,367 million of bank borrowings bearing interest at market rates.

Interest expense on long-term indebtedness was $226 million and $218 million in the fiscal years ended June 30, 1998 and 1997, respectively, $96 million in the Transition Period ended June 30, 1996, and $236 million in the fiscal year ended January 31, 1996. Annual repayments and redemptions of long-term indebtedness for the five fiscal years subsequent to June 30, 1998 are: 1999 - $286 million; 2000 - $28 million; 2001 - $1 million; 2002 - $0; and 2003 - $200 million.

Joseph E. Seagram & Sons, Inc. ("JES"), the Company's U.S. spirits and wine subsidiary, has outstanding $9 million of Liquid Yield Option Notes (LYONs), which are zero coupon notes with no interest payments due until maturity on March 5, 2006. Each $1,000 face amount LYON may be converted, at the holder's option, into 18.44 of the Company's common shares (303,930 shares at June 30, 1998). The Company has guaranteed the LYONs on a subordinated basis.

In addition, the Company has unconditionally guaranteed JES's 8-3/8 percent Guaranteed Debentures due February 15, 2007, 7 percent Guaranteed Debentures due April 15, 2008, 8-7/8 percent Guaranteed Debentures due September 15, 2011, 9.65 percent Guaranteed Debentures due August 15, 2018 and 9 percent Guaranteed Debentures due August 15, 2021.

Summarized below is the JES financial information:

                                                                                               Transition    Fiscal Year
                                                                       Fiscal Years Ended    Period Ended          Ended
                                                                            June 30,             June 30,    January 31,
Millions                                                               1998         1997             1996           1996
------------------------------------------------------------------------------------------------------------------------
Revenues                                                              $ 2,144      $ 2,114   $        706      $ 2,506
Cost of revenues                                                        1,356        1,320            483        1,632
Income (loss) from continuing operations                                   (8)          76             55           48
Discontinued Tropicana operations                                         (17)          11              2           (5)
Discontinued DuPont activities, after tax                                   -            -              -        3,232
                                                                 -------------------------------------------------------
Net Income (loss)                                                     $   (25)     $    87   $         57      $ 3,275
------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------

                                                                      June 30,      June 30,
                                                                          1998          1997
--------------------------------------------------------------------------------------------
Current assets                                                        $  1,821      $    821
Noncurrent assets                                                       12,201        12,662
                                                                 ---------------------------
                                                                      $ 14,022      $ 13,483
                                                                 ---------------------------
Current liabilities                                                   $    843      $    542
Noncurrent liabilities                                                   3,922         3,798
Shareholders' equity                                                     9,257         9,143
                                                                 ---------------------------
                                                                      $ 14,022      $ 13,483
--------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------

NOTE 10  FINANCIAL INSTRUMENTS AND EQUITY SECURITIES

The Company selectively uses foreign currency forward and option contracts to offset the effects of exchange rate changes on cash flow exposures denominated in foreign currencies. These exposures include intercompany trade accounts, service fees, intercompany loans, third-party debt and firm commitments related to the acquisition of PolyGram. The Company does not use derivative financial instruments for trading or speculative purposes.

The notional amount of forward exchange contracts and options is the amount of foreign currency bought or sold at maturity and is not a measure of the Company's exposure through its use of derivatives.

At June 30, 1998, the Company held foreign currency forward contracts and options to purchase and sell foreign currencies, including cross-currency contracts and options to sell one foreign currency for another currency, with notional amounts totalling $7,309 million ($781 million at June 30, 1997). The notional amounts of these contracts, which mature at various dates through February 2001, are summarized below:

                                                                        June 30, 1998          June 30, 1997
Millions                                                                Buy        Sell        Buy       Sell
--------------------------------------------------------------------------------------------------------------
Canadian dollar                                                       $   168      $   -      $ 164      $   -
British pound                                                              47         59          -        126
U.S. dollar                                                                 -          -          -        244
French franc                                                               34          5          -        131
Belgian franc                                                               -         62          -          -
Japanese yen                                                                -         18          -         38
Italian lira                                                                -         18          -         22
German mark                                                             6,800         11          -          9
Spanish peseta                                                              -         19          -          -
Other currencies                                                           31         37         25         22
                                                                 ---------------------------------------------
                                                                      $ 7,080      $ 229      $ 189      $ 592
--------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------

The Company minimizes its credit exposure to counterparties by entering into contracts only with highly-rated commercial banks or financial institutions and by distributing the transactions among the selected institutions. Although the Company's credit risk is the replacement cost at the then-estimated fair value of the instrument, management believes that the risk of incurring losses is remote and that such losses, if any, would not be material. The market risk related to the foreign exchange agreements should be offset by changes in the valuation of the underlying items being hedged.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments.

Cash and Short-term Investments The carrying amount of cash and short-term investments, which is comprised primarily of time deposits, approximates fair value.

Foreign Currency Exchange Contracts The fair value of forward exchange contracts is based on quoted market prices from banks.

Short- and Long-term Debt The carrying amounts of commercial paper and short-term bank loans approximate their fair value. The fair value of the Company's long-term debt is estimated based on the quoted market prices for similar issues.

                                                                           June 30, 1998              June 30, 1997
                                                                      Carrying         Fair      Carrying         Fair
Millions                                                                Amount        Value        Amount        Value
----------------------------------------------------------------------------------------------------------------------
Cash and short-term investments                                       $ 1,174       $ 1,174      $   490       $   490
Foreign currency exchange contracts                                       169            50          (10)          (13)
Short-term debt                                                         1,653         1,653          239           239
Long-term debt                                                          2,225         2,477        2,478         2,680
----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------

EQUITY SECURITIES

The following is a summary of available-for-sale securities comprised of the common stock of DuPont and USAi at June 30, 1998 and of DuPont and Time Warner at June 30, 1997:

                                                                      June 30,      June 30,
Millions                                                                  1998          1997
--------------------------------------------------------------------------------------------
Cost                                                                  $   457       $ 1,124
Gross unrealized gain                                                   1,077         1,201
Fair value                                                              1,534         2,325
--------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------

The Financial Accounting Standards Board recently issued FAS 133, Accounting for Derivative Instruments and Hedging Activities, which is effective for the Company's fiscal year beginning July 1, 1999. FAS 133 requires an entity to recognize all derivatives as either assets or liabilities on the balance sheet and to measure those instruments at fair value. The Company is still evaluating the impact of adopting this pronouncement.

NOTE 11  COMMON SHARES, EARNINGS PER SHARE AND STOCK OPTIONS

The Company is authorized to issue an unlimited number of common and preferred shares without nominal or par value. At June 30, 1998, 37,921,849 common shares were potentially issuable upon the conversion of the LYONs and the exercise of employee stock options. Basic net income per share was based on the following weighted average number of shares outstanding during the fiscal period ended June 30, 1998 - 349,874,259; June 30, 1997 - 369,682,224; June 30,
1996 - 373,857,915; and January 31, 1996 - 373,116,794. Diluted net income per share was based on the following weighted average number of shares outstanding during the fiscal period ended June 30, 1998 - 353,604,553; June 30,
1997 - 374,268,746; June 30, 1996 - 377,562,104; and January 31,
1996 - 378,683,450.

STOCK OPTION PLANS

Under the Company's employee stock option plans, options may be granted to purchase the Company's common shares at not less than the fair market value of the shares on the date of the grant. Currently outstanding options become exercisable one to five years from the grant date and expire ten years after the grant date.

The Company has adopted FAS 123, Accounting for Stock-Based Compensation. In accordance with the provisions of FAS 123, the Company applies APB Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations in accounting for its plans and does not recognize compensation expense for its stock-based compensation plans other than for restricted stock. If the Company had elected to recognize compensation expense based upon the fair value at the grant date for awards under these plans consistent with the fair value methodology prescribed by FAS 123, the Company's net income and earnings per share would be reduced to the pro forma amounts indicated on the following page:

                                                                                             Transition    Fiscal Year
                                                                      Fiscal Years Ended   Period Ended          Ended
                                                                            June 30,           June 30,    January 31,
Millions, Except Per Share Amounts                                      1998        1997           1996           1996
----------------------------------------------------------------------------------------------------------------------
Net Income:
  As reported                                                         $  946      $  502   $         85      $ 3,406
  Pro forma                                                              892         469             73        3,383
Basic earnings per common share:
  As reported                                                         $ 2.70      $ 1.36   $        .23      $  9.13
  Pro forma                                                             2.55        1.27            .19         9.07
Diluted earnings per common share:
  As reported                                                         $ 2.68      $ 1.35   $        .23      $  9.00
  Pro forma                                                             2.52        1.26            .19         8.94
----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------

These pro forma amounts may not be representative of future disclosures. The fair value for these options was estimated at the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions for the fiscal years ended June 30, 1998 and June 30, 1997, the Transition Period ended June 30, 1996 and the fiscal year ended January 31, 1996, respectively: dividend yields of 1.8, 1.6, 1.8 and 1.9 percent; expected volatility of 25, 24, 22 and 20 percent; risk-free interest rates of 5.6, 6.7,
6.0 and 6.6 percent; and expected life of six years for all periods. The weighted average fair value of options granted during the fiscal years ended June 30, 1998 and June 30, 1997, the Transition Period ended June 30, 1996 and the fiscal year ended January 31, 1996 for which the exercise price equals the market price on the grant date was $10.92, $12.18, $9.70 and $9.23, respectively. The weighted average fair value of options granted during the fiscal year ended June 30, 1998 and Transition Period ended June 30, 1996 for which the exercise price exceeded the market price on the grant date was $7.44 and $6.91, respectively.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

Transactions involving stock options are summarized as follows:

                                                                                            Weighted
                                                                                             Average
                                                                                      Exercise Price
                                                                      Stock Options       of Options
Description                                                             Outstanding      Outstanding
----------------------------------------------------------------------------------------------------
BALANCE, JANUARY 31, 1995                                               18,904,802    $        25.59
Granted                                                                  6,293,023             31.94
Exercised                                                               (2,055,830)            24.37
Cancelled                                                                 (140,840)            29.96
                                                                      ------------------------------
BALANCE, JANUARY 31, 1996                                               23,001,155             27.45
Granted                                                                  6,757,978             35.41
Exercised                                                                 (611,855)            25.97
Cancelled                                                                  (61,040)            31.56
                                                                      ------------------------------
BALANCE, JUNE 30, 1996                                                  29,086,238             29.33
Granted                                                                  7,366,978             38.97
Exercised                                                               (3,242,766)            25.93
Cancelled                                                                 (249,324)            33.02
                                                                      ------------------------------
BALANCE, JUNE 30, 1997                                                  32,961,126             31.79
Granted                                                                  8,160,909             38.32
Exercised                                                               (2,751,832)            26.14
Cancelled                                                                 (752,284)            38.53
                                                                      ------------------------------
BALANCE, JUNE 30, 1998                                                  37,617,919             33.49
----------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------

The following table summarizes information concerning currently outstanding and exercisable stock options:

                                                                      Weighted
                                                                       Average    Weighted                   Weighted
                                                                     Remaining     Average                    Average
Range of                                                   Number  Contractual    Exercise         Number    Exercise
Exercise Prices                                       Outstanding         Life       Price    Exercisable       Price
---------------------------------------------------------------------------------------------------------------------
$10 - $20                                               1,514,947          1.4    $ 18.82       1,514,947    $ 18.82
$20 - $30                                               8,611,070          4.2      27.09       8,251,070      27.07
$30 - $40                                              26,177,602          8.3      35.65      11,742,442      33.60
$40 - $50                                                 814,300          7.9      47.20         311,668      47.43
$50 - $60                                                 500,000          9.6      52.28               -          -
                                                      -----------                             -----------
                                                       37,617,919                              21,820,127
---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------

NOTE 12  INCOME TAXES

The following tables summarize the sources of pretax income and the resulting income tax expense.

Geographic Components of Pretax Income

                                                                                              Transition        Fiscal
                                                                      Fiscal Years Ended    Period Ended    Year Ended
                                                                           June 30,             June 30,   January 31,
Millions                                                               1998         1997            1996          1996
----------------------------------------------------------------------------------------------------------------------
U.S.                                                                  $ 1,192      $  136   $       (192)  $       (9)
Canada                                                                     51          77            (16)          16
Other jurisdictions                                                       368         513            202          233
                                                                   ---------------------------------------------------
Income (loss) from continuing operations, before tax                    1,611         726             (6)         240
Discontinued Tropicana operations                                         130         111             36           62
Discontinued DuPont activities                                              -           -              -        5,283
                                                                   ---------------------------------------------------
Income before tax                                                     $ 1,741      $  837   $         30   $    5,585
----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------

Components of Income Tax Expense

                                                                                              Transition        Fiscal
                                                                      Fiscal Years Ended    Period Ended    Year Ended
                                                                           June 30,             June 30,   January 31,
Millions                                                               1998         1997            1996          1996
----------------------------------------------------------------------------------------------------------------------
Income tax expense (benefit) applicable to:
Continuing Operations                                                 $   638      $  331   $         34   $      121
1981 transaction*                                                           -           -            (67)           -
Discontinued Tropicana operations                                          64          54             18           32
Discontinued DuPont activities                                              -           -              -        2,051
                                                                   ---------------------------------------------------
Total income tax expense (benefit)                                    $   702      $  385   $        (15)  $    2,204
----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------

*The 1981 transaction relates to a loss disallowed by the U.S. Tax Court on the exchange of common stock of Conoco Inc. for DuPont. In June 1996, the Company and the IRS reached a settlement whereby a portion of the original loss was allowed.

Components of Income Tax Expense Continued

                                                                                             Transition      Fiscal Year
                                                                      Fiscal Years Ended   Period Ended            Ended
                                                                           June 30,            June 30,      January 31,
Millions                                                               1998        1997            1996             1996
------------------------------------------------------------------------------------------------------------------------
Current
  Continuing operations
    Federal                                                           $ 134       $ 184    $         (9)       $    (7)
    State and local                                                     (20)         35               3             15
    1981 transaction*                                                     -           -            (105)             -
    Other jurisdictions                                                  77         165              81             87
                                                               ---------------------------------------------------------
                                                                        191         384             (30)            95
  Discontinued Tropicana operations                                      58          53               -             44
  Discontinued DuPont activities                                          -           -               -            612
                                                               ---------------------------------------------------------
                                                                        249         437             (30)           751
                                                               ---------------------------------------------------------
Deferred
  Continuing operations
    Federal                                                             351         (25)            (26)            43
    State and local                                                      34         (19)             (2)            (2)
    1981 transaction*                                                     -           -              38              -
    Other jurisdictions                                                  62          (9)            (13)           (15)
                                                               ---------------------------------------------------------
                                                                        447         (53)             (3)            26
  Discontinued Tropicana operations                                       6           1              18            (12)
  Discontinued DuPont activities                                          -           -               -          1,439
                                                               ---------------------------------------------------------
                                                                        453         (52)             15          1,453
                                                               ---------------------------------------------------------
Total income tax expense (benefit)                                    $ 702       $ 385    $        (15)       $ 2,204
------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------

*The 1981 transaction relates to a loss disallowed by the U.S. Tax Court on the exchange of common stock of Conoco Inc. for DuPont. In June 1996, the Company and the IRS reached a settlement whereby a portion of the original loss was allowed.

Components of Net Deferred Tax Liability

                                                                      June 30,      June 30,
Millions                                                                  1998          1997
--------------------------------------------------------------------------------------------
Basis and amortization differences                                    $   572       $   498
DuPont share redemption                                                 1,540         1,540
DuPont and USAi investments (1997 - DuPont and Time Warner)               516           420
Unremitted foreign earnings                                                94            59
Other, net                                                                 80            27
                                                                   -------------------------
Deferred tax liabilities                                                2,802         2,544
                                                                   -------------------------
Deferred revenue                                                          (60)         (132)
Employee benefits                                                         (28)         (103)
Tax credit and net operating loss carryovers                              (60)          (49)
Valuation, doubtful accounts and return reserves                         (234)         (260)
Other, net                                                               (136)         (128)
                                                                   -------------------------
Deferred tax assets                                                      (518)         (672)
Valuation allowance                                                        32            42
                                                                   -------------------------
                                                                         (486)         (630)
                                                                   -------------------------
Net deferred tax liability                                            $ 2,316       $ 1,914
--------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------

The Company has U.S. tax credit carryovers of $32 million; $13 million of which has no expiration date and $19 million of which have expiration dates through 2009. The valuation allowance arises from uncertainty as to the realization of certain U.S. tax credit carryovers. If realized, these benefits would be applied to reduce the Universal unallocated excess purchase price. In addition, the Company has approximately $78 million of net operating loss carryovers; $16 million of which has no expiration date and $62 million of which have expiration dates through 2011.

Effective Income Tax Rate - Continuing Operations

                                                                                              Transition         Fiscal
                                                                      Fiscal Years Ended    Period Ended     Year Ended
                                                                           June 30,             June 30,    January 31,
                                                                      1998           1997           1996           1996
-----------------------------------------------------------------------------------------------------------------------
U.S. statutory rate                                                    35%            35%             35%           35%
1981 transaction                                                        -              -           1,115             -
State and local                                                         1              2             (43)            5
Dividends received deduction                                       --   -            (1)              78            (4)
Goodwill amortization                                                   1              8            (296)           16
Other                                                                   3              2            (339)           (2)
                                                               --------------------------------------------------------
Effective income tax rate - continuing operations                      40%            46%            550%           50%
-----------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------

Various taxation authorities have proposed or levied assessments for additional income taxes of prior years. Management believes that settlements will not have a material effect on the results of operations, financial position or liquidity of the Company.

NOTE 13  BENEFIT PLANS

PENSION

Pension costs were $29 million and $46 million for the fiscal years ended June 30, 1998 and June 30, 1997, respectively, $25 million for the Transition Period ended June 30, 1996 and $41 million for the fiscal year ended January 31, 1996.

The Company has defined benefit pension plans which cover certain U.S. employees. The net cost of the Company's U.S. pension plans was based on an expected long-term return on plan assets of 10.75 percent for the fiscal years ended June 30, 1998 and 1997, 10 percent for the Transition Period ended June 30, 1996 and 10.75 percent for the fiscal year ended January 31, 1996. Discount rates of 7.0 and 7.75 percent were used in determining the actuarial present value of the projected benefit obligation at June 30, 1998 and 1997, respectively. The assumed rates of increase in future compensation levels were
4.25 to 5.25 percent for the fiscal year ended June 30, 1998, 5.0 to 6.0 percent for the fiscal year ended June 30, 1997 and the Transition Period ended June 30, 1996 and 4.5 to 5.5 percent for the fiscal year ended January 31, 1996. Plans outside the U.S. used assumptions in determining the actuarial present value of projected benefit obligations that reflect the economic environments within the various countries, and therefore are consistent with (but not identical to) those of the U.S. plans.

The majority of the pension arrangements for the Company's employees of affiliates outside the U.S., the U.K. and Canada are either insured or government sponsored. In those affiliates outside of the U.S. where defined benefit plans exist (U.K., Canada and France), the net periodic pension cost was $8 million and $6 million for the fiscal years ended June 30, 1998 and 1997, respectively, $3 million for the Transition Period ended June 30, 1996 and $6 million for the fiscal year ended January 31, 1996. At June 30, 1998, the present value of these plans' projected benefit obligation was $360 million, $307 million of which was for vested benefits; the fair value of plan assets was $415 million.

Net Cost of U.S. Defined Benefit Pension Plans

                                                                                             Transition    Fiscal Year
                                                                      Fiscal Years Ended   Period Ended          Ended
                                                                           June 30,            June 30,    January 31,
Millions                                                               1998        1997            1996           1996
----------------------------------------------------------------------------------------------------------------------
Service cost - benefits earned during the period                      $  13       $  14    $          5    $        12
Interest cost on Projected Benefit Obligation                            45          45              18             44
Return on plan assets
  Actual gain                                                          (127)       (145)            (46)          (171)
  Deferred actuarial gain                                                50          78              22            124
Net amortization and deferral                                            (4)          2               2              3
                                                               -------------------------------------------------------
Net pension (income) cost                                             $ (23)      $  (6)   $          1    $        12
----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------

Status of U.S. Defined Benefit Pension Plans

                                                                              June 30, 1998                   June 30, 1997
                                                                    Assets Exceed     Accumulated   Assets Exceed     Accumulated
                                                                      Accumulated        Benefits     Accumulated        Benefits
Millions                                                                 Benefits   Exceed Assets        Benefits   Exceed Assets
---------------------------------------------------------------------------------------------------------------------------------
Actuarial present value of:
  Vested Benefit Obligation                                         $        (527)  $        (103)  $        (422)  $         (81)
                                                            ---------------------------------------------------------------------
  Accumulated Benefit Obligation                                    $        (540)  $        (106)  $        (442)  $         (84)
                                                            ---------------------------------------------------------------------
  Projected Benefit Obligation                                      $        (558)  $        (123)  $        (498)  $        (107)
Plan assets at fair value, principally equity securities                      832               -             741               -
                                                            ---------------------------------------------------------------------
Plan assets in excess of (less than) Projected Benefit
  Obligation                                                                  274            (123)            243            (107)
Deferred net actuarial (gain) loss                                           (177)             49            (175)             34
Unamortized prior service cost                                                 13              (1)              4               4
Unamortized transition obligation                                               -               1               -               2
Recognition of minimum liability                                                -             (32)              -             (17)
                                                            ---------------------------------------------------------------------
Prepaid (accrued) pension cost                                      $         110   $        (106)  $          72   $         (84)
---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------

The Company has defined contribution plans covering certain U.S. employees. Contributions made to these plans are included in consolidated pension costs.

POSTRETIREMENT

The Company provides retiree health care and life insurance benefits covering certain retirees. Certain U.S. salaried and certain hourly employees are eligible for benefits upon retirement and completion of a specified number of years of service.

The components of net periodic postretirement benefit cost are as follows:

                                                                                             Transition    Fiscal Year
                                                                      Fiscal Years Ended   Period Ended          Ended
                                                                           June 30,            June 30,    January 31,
Millions                                                               1998        1997            1996           1996
----------------------------------------------------------------------------------------------------------------------
Service cost - benefits earned during the period                       $  2        $  2        $  1           $  2
Interest cost on accumulated postretirement benefit
  obligation                                                             11          11           5             12
Amortization of prior service cost                                       (4)         (3)         (2)            (3)
                                                               -------------------------------------------------------
Net postretirement benefit cost                                        $  9        $ 10        $  4           $ 11
----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------

The accumulated postretirement benefit obligation, included in other credits in the accompanying balance sheet, comprises the following:

                                                                      June 30,      June 30,
Millions                                                                  1998          1997
--------------------------------------------------------------------------------------------
Retirees                                                               $ 112         $ 100
Fully eligible active plan participants                                   26            23
Other active plan participants                                            30            29
Unrecognized:
  Actuarial gain                                                           4            16
  Prior service cost                                                      19            22
                                                                  --------------------------
Accrued postretirement benefit obligation                              $ 191         $ 190
--------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------

Future benefit costs were estimated assuming medical costs would increase at an
8.25 percent annual rate, decreasing to a 5.5 percent annual growth rate ratably over the next five years, and then remaining at a 5.5 percent growth rate thereafter. A one-percentage-point increase in this annual trend rate would have increased the postretirement benefit obligation at June 30, 1998 by $6 million ($4 million after tax), with an increase in pretax expense of $1 million for the fiscal year ended June 30, 1998. The weighted average discount rates used to estimate the accumulated postretirement benefit obligation were 7.0 and 7.75 percent at June 30, 1998 and 1997, respectively.

NOTE 14  BUSINESS SEGMENT AND GEOGRAPHIC DATA

Business Segment Data



                                                                     Spirits
                                                                         and
Millions                                                                Wine(1)  Entertainment    Corporate(2)  Total(1)
------------------------------------------------------------------------------------------------------------------------
JUNE 30, 1998
Revenues                                                             $ 4,525     $       4,949    $     -       $  9,474
Depreciation and amortization of assets                                   96               186          7            289
Amortization of goodwill                                                  23               104          -            127
Operating income (expense)                                               464               209       (120)           553
Identifiable assets                                                    5,015            13,163      2,267         20,445
Capital expenditures                                                     170               240          -            410

JUNE 30, 1997
Revenues                                                             $ 4,870     $       5,484    $     -       $ 10,354
Depreciation and amortization of assets                                  101               185          4            290
Amortization of goodwill                                                  22                81          -            103
Operating income (expense)                                               663               194       (138)           719
Identifiable assets                                                    5,290            10,586      2,837         18,713
Capital expenditures                                                     187               206          -            393

JUNE 30, 1996 (TRANSITION PERIOD)
Revenues                                                             $ 1,805     $       2,307    $     -       $  4,112
Depreciation and amortization of assets                                   46                86          2            134
Amortization of goodwill                                                  11                39          -             50
Operating income (expense)                                               176               (28)       (55)            93
Identifiable assets                                                    5,551            10,269      3,694         19,514
Capital expenditures                                                     108               136          1            245

JANUARY 31, 1996
Revenues                                                             $ 4,792     $       2,995    $     -       $  7,787
Depreciation and amortization of assets                                  100                97          4            201
Amortization of goodwill                                                  24                40          -             64
Operating income (expense)                                               359(3)            160        (84)           435
Identifiable assets                                                    5,659             9,997      3,755         19,411
Capital expenditures                                                     173               175          1            349
------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------

(1) Excludes discontinued Tropicana operations.
(2) Includes (i) corporate expenses and assets not identifiable with either business segment, and (ii) DuPont and Time Warner holdings, which represented 54%, 82%, 90% and 91% of corporate assets at June 30, 1998, 1997 and 1996 and January 31, 1996, respectively.
(3) Includes a $274 million charge related to reengineering activities.

The Company will adopt FAS 131, Disclosures about Segments of an Enterprise and Related Information, in its fiscal year beginning July 1, 1998. To comply with the disclosure requirements in FAS 131, in addition to the segments above, the Company will also disclose the components of the entertainment segment, namely filmed entertainment, music and recreation and other.

Geographic Data


                                                          Revenues(1,2)
                                                     Unrelated       Inter-      Operating          Total
Millions                                               Parties      company         Income(2)      Assets(2,3)
---------------------------------------------------------------------------------------------------------------
JUNE 30, 1998
U.S.                                                 $  5,210         $ 325         $  (24)      $ 13,289
Europe                                                  3,033           360            484          4,698
Asia Pacific                                              426             -           (107)           501
Latin America                                             518            26             32            342
Canada                                                    287           228            168            387
                                                    -------------------------------------------------------
                                                     $  9,474         $ 939         $  553       $ 19,217
                                                    -------------------------------------------------------
                                                    -------------------------------------------------------
JUNE 30, 1997
U.S.                                                 $  5,396         $  54         $  (29)      $ 11,208
Europe                                                  3,434           390            502          3,947
Asia Pacific                                              757             -             30            514
Latin America                                             480            27             37            355
Canada                                                    287           235            179            364
                                                    -------------------------------------------------------
                                                     $ 10,354         $ 706         $  719       $ 16,388
                                                    -------------------------------------------------------
                                                    -------------------------------------------------------
JUNE 30, 1996 (TRANSITION PERIOD)
U.S.                                                 $  2,070         $  31         $ (176)      $ 10,923
Europe                                                  1,480           176            219          4,161
Asia Pacific                                              303             -            (11)           419
Latin America                                             144            13             22            288
Canada                                                    115            61             39            404
                                                    -------------------------------------------------------
                                                     $  4,112         $ 281         $   93       $ 16,195
                                                    -------------------------------------------------------
                                                    -------------------------------------------------------
JANUARY 31, 1996
U.S.                                                 $  3,728         $  56         $    7       $ 10,468
Europe                                                  2,806           456            247          4,357
Asia Pacific                                              646             -             30            453
Latin America                                             406            29             16            324
Canada                                                    201           212            135            382
                                                    -------------------------------------------------------
                                                     $  7,787         $ 753         $  435       $ 15,984
-----------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------

(1) Revenues are classified based upon the location of the legal entity which invoices the customer rather than the location of the customer. Revenues among geographic areas include intercompany transactions on a current market price basis.
(2) Excludes discontinued Tropicana operations.
(3) Excludes DuPont and Time Warner holdings.

NOTE 15  FISCAL YEAR CHANGE

Effective June 30, 1996, the Company changed its fiscal year-end from January 31 to June 30. Accordingly, the consolidated financial statements include the results of operations for the Transition Period, which are not necessarily indicative of operations for a full year.

Results for the comparable prior year period are summarized below.

                                                                       Five Months Ended
Millions, Except Per Share Amounts (Unaudited)                             June 30, 1995
----------------------------------------------------------------------------------------
Revenues                                                               $           1,989
                                                                   ---------------------
Operating income                                                                     208
Provision for income taxes                                                            54
Income from continuing operations                                                    107
Discontinued Tropicana operations, after tax                                          10
Discontinued DuPont activities, after tax                                          3,232
                                                                   ---------------------
Net income                                                             $           3,349
                                                                   ---------------------
                                                                   ---------------------
EARNINGS PER SHARE                                                                 Basic    Diluted
                                                                   ---------------------    -------
Income from continuing operations                                      $             .29     $  .29
Discontinued Tropicana operations, after tax                                         .03        .03
Discontinued DuPont activities, after tax                                           8.67       8.60
                                                                   ---------------------    -------
Net income                                                             $            8.99     $ 8.92
---------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------

NOTE 16  REENGINEERING ACTIVITIES

In connection with a program to better position its spirits and wine operations to achieve its strategic growth objectives, the Company recorded a pretax charge of $274 million in the fiscal year ended January 31, 1996. The charge related to the Company's global spirits and wine manufacturing, financial, marketing and distribution systems and includes rationalization of facilities in the U.S. and Europe and other costs related to the redesign of processes associated with the fulfillment of customer orders and the organizational structure under which the spirits and wine business operates. The components of the $274 million charge reflected approximately a $100 million provision for severance costs, $104 million for asset write-downs/impairments and $70 million for facility rationalization, including lease terminations, and other reengineering programs.

NOTE 17  ADDITIONAL FINANCIAL INFORMATION

Income Statement and Cash Flow Data

                                                                                             Transition        Fiscal
                                                                      Fiscal Years Ended   Period Ended    Year Ended
                                                                                June 30,       June 30,   January 31,
Millions                                                                1998        1997           1996          1996
---------------------------------------------------------------------------------------------------------------------
INTEREST, NET AND OTHER
Interest expense                                                      $ 318       $ 285    $        136   $      338
Interest income                                                         (59)        (34)            (13)        (102)
Dividend income                                                         (27)        (40)            (19)         (38)
Capitalized interest                                                     (4)         (4)             (5)          (3)
Gain on sale of DuPont warrants                                           -         (60)              -            -
                                                                         --------------------------------------------
                                                                      $ 228       $ 147    $         99   $      195
                                                                         --------------------------------------------
EXCISE TAXES
(included in revenues and cost of revenues)                           $ 726       $ 748    $        266   $      749
CASH FLOW DATA
Interest paid, net                                                    $ 265       $ 252    $         98   $      222
Income taxes paid (refunded)                                          $ 144       $  85    $        (37)  $    1,039
---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------

Balance Sheet Data

                                                                      June 30,      June 30,
Millions                                                                  1998          1997
--------------------------------------------------------------------------------------------
RECEIVABLES
Trade                                                                 $ 1,994       $ 1,762
Other                                                                     487           328
                                                                   -------------------------
                                                                        2,481         2,090
Allowance for doubtful accounts and other valuation accounts             (326)         (309)
                                                                   -------------------------
                                                                      $ 2,155       $ 1,781
                                                                   -------------------------
                                                                   -------------------------
INVENTORIES
Beverages                                                             $ 2,239       $ 2,359
Materials, supplies and other                                             316           225
                                                                   -------------------------
                                                                      $ 2,555       $ 2,584
                                                                   -------------------------
                                                                   -------------------------
LIFO INVENTORIES
Estimated replacement cost                                            $   356       $   342
Excess of replacement cost over LIFO carrying value                      (173)         (181)
                                                                   -------------------------
                                                                      $   183       $   161
                                                                   -------------------------
                                                                   -------------------------
FILM COSTS, NET OF AMORTIZATION
THEATRICAL FILM COSTS
Released                                                              $   353       $   468
In process and unreleased                                                 839           501
                                                                   -------------------------
                                                                      $ 1,192       $   969
                                                                   -------------------------
                                                                   -------------------------
TELEVISION FILM COSTS
Released                                                                  223           368
In process and unreleased                                                  32            41
                                                                   -------------------------
                                                                          255           409
                                                                   -------------------------
                                                                      $ 1,447       $ 1,378
--------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------

Unamortized costs related to released theatrical and television films aggregated $576 million at June 30, 1998. Excluding the portion of the purchase price allocated to the film library which is being amortized over a 20-year life, the Company currently anticipates that approximately 88 percent of the unamortized released film costs will be amortized under the individual film forecast method during the three years ending June 30, 2001.

                                                                      June 30,      June 30,
Millions                                                                  1998          1997
--------------------------------------------------------------------------------------------
PROPERTY, PLANT AND EQUIPMENT
Land                                                                  $   553       $   493
Buildings and improvements                                              1,467         1,425
Machinery and equipment                                                 1,221         1,104
Furniture and fixtures                                                    369           298
Construction in progress                                                  301           262
                                                                   -------------------------
                                                                        3,911         3,582
Accumulated depreciation                                               (1,178)       (1,023)
                                                                   -------------------------
                                                                      $ 2,733       $ 2,559
                                                                   -------------------------
                                                                   -------------------------
PAYABLES AND ACCRUED LIABILITIES
Trade                                                                 $   449       $   381
Other                                                                   1,619         1,437
                                                                   -------------------------
                                                                      $ 2,068       $ 1,818
--------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------

NOTE 18  COMMITMENTS AND CONTINGENCIES

The Company has various commitments for the purchase or construction of property, plant and equipment, materials, supplies and items of investment related to the ordinary conduct of business.

The Company has entered into an arrangement to sell to a third party substantially all films produced or acquired during the term of the agreement for amounts which approximate cost. The Company will serve as sole distributor and earns a distribution fee, which is variable and contingent upon the films' performance. In addition, the Company has the option to purchase the films at certain future dates.

The Company is involved in various lawsuits, claims and inquiries. Management believes that the resolution of these matters will not have a material adverse effect on the results of operations, financial position or liquidity of the Company.

NOTE 19 DIFFERENCES BETWEEN U.S. AND CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

Differences between U.S. and Canadian GAAP for these financial statements are:

(i) The common stock of DuPont and USAi would be carried at cost under Canadian GAAP, thereby reducing shareholders' equity by $699 million or approximately eight percent at June 30, 1998. There is no effect on net income.

(ii) Proportionate consolidation of joint ventures under Canadian GAAP would increase assets and liabilities by approximately $1.1 billion and decrease working capital by approximately $31 million at June 30, 1998. There is no effect on net income.

(iii) Under Canadian GAAP, the assets and liabilities of the discontinued Tropicana operations would be presented separately on the consolidated balance sheet which would result in an increase of $434 million in both total assets and total liabilities at June 30, 1998. There is no effect on net income.

(iv)  Other differences between U.S. and Canadian GAAP are immaterial.

MANAGEMENT'S REPORT

The Company's management is responsible for the preparation of the accompanying financial statements in accordance with generally accepted accounting principles, including the estimates and judgments required for such preparation.

The Company has a system of internal accounting controls designed to provide reasonable assurance that assets are safeguarded and financial records underlying the financial statements properly reflect all transactions. The system contains self-monitoring mechanisms, including a program of internal audits, which allow management to be reasonably confident that such controls, as well as the Company's administrative procedures and internal reporting requirements, operate effectively. Management believes that its long-standing emphasis on the highest standards of conduct and business ethics, as set forth in written policy statements, serves to reinforce the system of internal accounting controls. There are inherent limitations in the effectiveness of any system of internal control, including the possibility of human error or the circumvention or overriding of controls. Accordingly, even an effective internal control system can provide only reasonable assurance with respect to financial statement preparation.

The Company's independent accountants, PricewaterhouseCoopers LLP, review the system of internal accounting controls to the extent they consider necessary to evaluate the system as required by generally accepted auditing standards. Their report covering their audits of the financial statements is presented below.

The Audit Committee of the Board of Directors, solely comprising Directors who are not officers or employees of the Company, meets with the independent accountants, the internal auditors and management to ensure that each is discharging its respective responsibilities relating to the financial statements. The independent accountants and the internal auditors have direct access to the Audit Committee to discuss, without management present, the results of their audit work and any matters they believe should be brought to the Committee's attention.


                /s/ EDGAR M. BRONFMAN                                     /s/ C.E. MEDLAND
                 Edgar Bronfman, Jr.                                   Robert W. Matschullat
        President and Chief Executive Officer                Vice Chairman and Chief Financial Officer

                                August 12, 1998

REPORT OF INDEPENDENT ACCOUNTANTS

TO THE SHAREHOLDERS OF THE SEAGRAM COMPANY LTD. We have audited the accompanying consolidated balance sheet of The Seagram Company Ltd. and its subsidiaries as of June 30, 1998 and 1997 and the related consolidated statements of income, shareholders' equity and cash flows for the fiscal years ended June 30, 1998 and 1997, the Transition Period ended June 30, 1996 and the fiscal year ended January 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in the U.S. and Canada. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements audited by us present fairly, in all material respects, the financial position of the Company and its subsidiaries as of June 30, 1998 and 1997 and the results of their operations and their cash flows for the fiscal years ended June 30, 1998 and 1997, the Transition Period ended June 30, 1996 and the fiscal year ended January 31, 1996, in accordance with generally accepted accounting principles in the U.S. which, in their application to the Company, conform in all material respects with generally accepted accounting principles in Canada.

/s/ PRICEWATERHOUSECOOPERS LLP
PricewaterhouseCoopers LLP
New York, New York
August 12, 1998, except as to Note 1, which is as of August 25, 1998

QUARTERLY DATA

Fiscal 1998

                                                                                                             Fiscal Year
U.S. Dollars in Millions                                     First       Second        Third       Fourth          Ended
Except for Share Amounts (Unaudited)                       Quarter      Quarter      Quarter      Quarter        6/30/98(3)
--------------------------------------------------------------------------------------------------------------------------
Revenues                                                   $ 2,372      $ 3,009      $ 1,991      $ 2,102        $ 9,474
Operating income                                               260          231           47           15            553
Income from continuing operations, after tax                   116            8          447(1)       309(2)         880
Income from discontinued Tropicana operations,
  after tax                                                     17           20           14           15             66
                                                           ---------------------------------------------------------------
Net income                                                 $   133      $    28      $   461      $   324        $   946
                                                           ---------------------------------------------------------------
                                                           ---------------------------------------------------------------
PER SHARE DATA
EARNINGS PER SHARE - BASIC
Continuing operations                                      $   .32      $   .02      $  1.30      $   .89        $  2.51
Discontinued Tropicana operations, after tax                   .05          .06          .04          .04            .19
                                                           ---------------------------------------------------------------
Net income                                                 $   .37      $   .08      $  1.34      $   .93        $  2.70
                                                           ---------------------------------------------------------------
EARNINGS PER SHARE - DILUTED
Continuing operations                                      $   .32      $   .02      $  1.28      $   .88        $  2.49
Discontinued Tropicana operations, after tax                   .05          .06          .04          .04            .19
                                                           ---------------------------------------------------------------
Net income                                                 $   .37      $   .08      $  1.32      $   .92        $  2.68
--------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------

Fiscal 1997

                                                                                                            Fiscal Year
U.S. Dollars in Millions                                    First       Second        Third       Fourth          Ended
Except for Share Amounts (Unaudited)                      Quarter      Quarter      Quarter      Quarter        6/30/97(3)
-------------------------------------------------------------------------------------------------------------------------
Revenues                                                  $ 2,366      $ 3,220      $ 2,302      $ 2,466       $ 10,354
Operating income                                              205          352           88           74            719
Income from continuing operations, after tax                  148          142           20          135            445
Income from discontinued Tropicana operations,
  after tax                                                    18           19            7           13             57
                                                         ----------------------------------------------------------------
Net income                                                $   166(4)   $   161      $    27      $   148(5)    $    502
                                                         ----------------------------------------------------------------
                                                         ----------------------------------------------------------------
PER SHARE DATA
EARNINGS PER SHARE - BASIC
Continuing operations                                     $   .40      $   .38      $   .05      $   .36       $   1.20
Discontinued Tropicana operations, after tax                  .05          .05          .02          .04            .16
                                                         ----------------------------------------------------------------
Net income                                                $   .45      $   .43      $   .07      $   .40       $   1.36
                                                         ----------------------------------------------------------------
EARNINGS PER SHARE - DILUTED
Continuing operations                                     $   .40      $   .38      $   .05      $   .36       $   1.20
Discontinued Tropicana operations, after tax                  .05          .05          .02          .04            .15
                                                         ----------------------------------------------------------------
Net income                                                $   .45      $   .43      $   .07      $   .40       $   1.35
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------

(1) Includes a $281 million after-tax gain on the sale of Time Warner shares and a $187 million gain on the USAi transaction, after tax and minority interest.
(2) Includes a $320 million after-tax gain on the sale of Time Warner shares.
(3) For earnings per share data, each quarter is calculated as a discrete period and the sum of the four quarters does not equal the full year amount.
(4) Includes a $39 million after-tax gain on the sale of DuPont warrants.
(5) Includes a $100 million after-tax gain on the sale of Time Warner shares.

                                                                              48
FINANCIAL SUMMARY

                                                          Fiscal Years               Transition
                                                              Ended                Period Ended
                                                            June 30,                   June 30,
(U.S.$ in Millions, Except Per Share Amounts)           1998        1997                   1996
-----------------------------------------------------------------------------------------------
INCOME STATEMENT
Revenues                                              $   9,474   $  10,354   $           4,112
Operating income                                            553         719                  93
Interest, net and other                                     228         147                  99
Gain on sale of Time Warner shares                          926         154                   -
Gain on USAi transaction                                    360           -                   -
Income from continuing operations before
  cumulative effect of accounting change                    880         445                  67
Income from discontinued Tropicana
  operations, after tax                                      66          57                  18
Discontinued DuPont activities, after tax                     -           -                   -
                                               ------------------------------------------------
Income before cum. effect of accounting
  change                                                    946         502                  85
Cumulative effect of accounting change, after
  tax                                                         -           -                   -
                                               ------------------------------------------------
  Net income                                          $     946   $     502   $              85
                                               ------------------------------------------------
                                               ------------------------------------------------
FINANCIAL POSITION
Current assets                                        $   6,971   $   6,131   $           6,307
Common stock of DuPont                                    1,228       1,034                 651
Common stock of Time Warner                                   -       1,291               2,228
Other noncurrent assets                                  12,246      10,257              10,328
Net assets of discontinued Tropicana
  operations                                              1,734       1,734               1,693
                                               ------------------------------------------------
  Total assets                                        $  22,179   $  20,447   $          21,207
                                               ------------------------------------------------
                                               ------------------------------------------------
Current liabilities                                   $   4,709   $   3,087   $           4,383
Long-term indebtedness                                    2,225       2,478               2,562
Total liabilities                                        10,948       9,174              10,163
Minority interest                                         1,915       1,851               1,839
Shareholders' equity                                      9,316       9,422               9,205
                                               ------------------------------------------------
  Total liabilities & shareholders' equity            $  22,179   $  20,447   $          21,207
                                               ------------------------------------------------
                                               ------------------------------------------------
CASH FLOW DATA
Cash flow (used for) provided by operating
  activities                                          $    (241)  $     664   $             315
Capital expenditures                                       (410)       (393)               (245)
Other investing activities, net                           1,109       2,101                (346)
Dividends paid                                             (231)       (239)               (112)
PER SHARE DATA
EARNINGS PER SHARE - BASIC
Continuing operations                                 $    2.51   $    1.20   $             .18
Discontinued Tropicana operations, after tax                .19         .16                 .05
Discontinued DuPont activities, after tax                     -           -                   -
                                               ------------------------------------------------
Income before cum. effect of accounting
  change                                                   2.70        1.36                 .23
Cumulative effect of accounting change, after
  tax                                                         -           -                   -
                                               ------------------------------------------------
  Net income                                          $    2.70   $    1.36   $             .23
                                               ------------------------------------------------
                                               ------------------------------------------------
EARNINGS PER SHARE - DILUTED
Continuing operations                                 $    2.49   $    1.20   $             .18
Discontinued Tropicana operations, after tax                .19         .15                 .05
Discontinued DuPont activities, after tax                     -           -                   -
                                               ------------------------------------------------
Income before cum. effect of accounting
  change                                                   2.68        1.35                 .23
Cumulative effect of accounting change, after
  tax                                                         -           -                   -
                                               ------------------------------------------------
  Net income                                          $    2.68   $    1.35   $             .23
                                               ------------------------------------------------
                                               ------------------------------------------------
Dividends paid                                        $     .66   $    .645   $             .30
Shareholders' equity                                      26.84       25.79               24.67
End of year share price
  New York Stock Exchange (U.S.$)                     $   40.94   $   40.25   $           33.63
  Canadian Stock Exchange (Cdn$)                          59.95       55.50               45.75
Average shares outstanding (thousands)                  349,874     369,682             373,858
Shares outstanding at year end (thousands)              347,132     365,281             373,059
-----------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------


                                                Fiscal Years Ended January 31,
(U.S.$ in Millions, Except Per Share Amounts)    1996        1995        1994
INCOME STATEMENT
Revenues                                       $   7,787   $   4,994   $   4,724
Operating income                                     435         614         622
Interest, net and other                              195         317         275
Gain on sale of Time Warner shares                     -           -           -
Gain on USAi transaction                               -           -           -
Income from continuing operations before
  cumulative effect of accounting change             144         170         249
Income from discontinued Tropicana
  operations, after tax                               30          24          34
Discontinued DuPont activities, after tax          3,232         617          96
                                               -------------------------------------------
Income before cum. effect of accounting
  change                                           3,406         811         379
Cumulative effect of accounting change, after
  tax                                                  -         (75)          -
                                               ------------------------------------------------
  Net income                                   $   3,406   $     736   $     379
                                               ------------------------------------------------
                                               ------------------------------------------------
FINANCIAL POSITION
Current assets                                 $   6,194   $   3,938   $   3,532
Common stock of DuPont                               631       3,670       3,154
Common stock of Time Warner                        2,356       2,043       1,769
Other noncurrent assets                           10,230       1,773       1,754
Net assets of discontinued Tropicana
  operations                                       1,549       1,270       1,220
                                               ------------------------------------------------
  Total assets                                 $  20,960   $  12,694   $  11,429
                                               ------------------------------------------------
                                               ------------------------------------------------
Current liabilities                            $   3,557   $   3,865   $   2,776
Long-term indebtedness                             2,889       2,838       3,051
Total liabilities                                  9,788       7,174       6,428
Minority interest                                  1,844          11           -
Shareholders' equity                               9,328       5,509       5,001
                                               ------------------------------------------------
  Total liabilities & shareholders' equity     $  20,960   $  12,694   $  11,429
                                               ------------------------------------------------
                                               ------------------------------------------------
CASH FLOW DATA
Cash flow (used for) provided by operating
  activities                                   $     222   $     370   $     370
Capital expenditures                                (349)       (124)       (118)
Other investing activities, net                    2,260        (341)     (1,556)
Dividends paid                                      (224)       (216)       (209)
PER SHARE DATA
EARNINGS PER SHARE - BASIC
Continuing operations                          $     .38   $     .46   $     .67
Discontinued Tropicana operations, after tax         .08         .06         .09
Discontinued DuPont activities, after tax           8.67        1.66         .26
                                               ------------------------------------------------
Income before cum. effect of accounting
  change                                            9.13        2.18        1.02
Cumulative effect of accounting change, after
  tax                                                  -        (.20)          -
                                               ------------------------------------------------
  Net income                                   $    9.13   $    1.98   $    1.02
                                               ------------------------------------------------
                                               ------------------------------------------------
EARNINGS PER SHARE - DILUTED
Continuing operations                          $     .38   $     .46   $     .66
Discontinued Tropicana operations, after tax         .08         .06         .09
Discontinued DuPont activities, after tax           8.54        1.64         .25
                                               ------------------------------------------------
Income before cum. effect of accounting
  change                                            9.00        2.16        1.00
Cumulative effect of accounting change, after
  tax                                                  -        (.20)          -
                                               ------------------------------------------------
  Net income                                   $    9.00   $    1.96   $    1.00
                                               ------------------------------------------------
                                               ------------------------------------------------
Dividends paid                                 $     .60   $     .58   $     .56
Shareholders' equity                               24.91       14.79       13.43
End of year share price
  New York Stock Exchange (U.S.$)              $   36.38   $   28.75   $   30.75
  Canadian Stock Exchange (Cdn$)                   49.75       40.50       40.63
Average shares outstanding (thousands)           373,117     372,499     373,051
Shares outstanding at year end (thousands)       374,462     372,537     372,489
-----------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------